UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093, Maharashtra, India

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

In this report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium, steel and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

Vedanta Resources Limited (“Vedanta”) is the parent company of our Company. We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” in Annual Report (Form 20-F) for fiscal year ended March 31, 2021 for more information on these companies and their relationships to us. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Vedanta Limited”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited—oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Vedanta Star Limited (“VSL”), ESL Steel Limited (“ESL”), Avanstrate Inc.(“ASI”), Avanstrate Korea, Avanstrate Taiwan and Ferro Alloys Corporation Limited (“FACOR”), FACOR Power Limited (“FPL”).

Cairn India Limited (now Vedanta Limited’s—oil and gas business) merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited—oil and gas business and its subsidiaries is referred to as “Cairn”.

In this report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the six months period ended September 30, 2020 and 2021 have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”), and for the fiscal year ended March 31, 2021 included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our unaudited condensed consolidated interim financial statements are reported in Indian Rupees or “₹”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of ₹ 74.16 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as at September 30, 2021. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “₹ ” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

II

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to million standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “twh” are to terawatt hours, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited’s—oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Volcan Investments Limited (“Volcan”), Volcan Investments Cyprus Limited, Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this report, references to The London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated.

III

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	changes resulting directly or indirectly due to COVID 19 Pandemic;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	compliance with extensive environmental and health and safety regulations;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•

a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power;

•	unavailability or increased costs of raw materials for our products;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices, steel prices or power prices;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium, steel or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	our ability to successfully consummate strategic acquisitions; our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•

terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere;

•	fluctuations in currency exchange rates;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

IV

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves;

•	any actions of our controlling shareholder, Vedanta; and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)
Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the six months ended September 30, 2020 and 2021	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the six months ended September 30, 2020 and 2021	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2021 and September 30, 2021	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended September 30, 2020 and 2021	F-6
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended September 30, 2020 and September 30, 2021 and for the year ended March 31, 2021	F-8
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	Notes	2020	2021	2021
		(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue		364,907	581,527	7,842
Cost of sales		(280,578)	(388,886)	(5,244)

Gross profit		84,329	192,641	2,598
Other operating income		6,152	7,675	103
Distribution expenses		(8,289)	(17,250)	(233)
Administration expenses		(14,739)	(21,957)	(296)

Operating profit		67,453	161,109	2,172
Investment and other income	6	15,659	11,753	159
Finance and other costs	7	(26,224)	(23,751)	(320)

Profit before tax		56,888	149,111	2,011
Income tax (expense)/ credit	8	(27,205)	(37,503)	(506)

Profit for the period		29,683	111,608	1,505
Profit attributable to:
Equity holders of the parent		16,589	89,029	1,201
Non-controlling interests		13,094	22,579	304

Profit for the period		29,683	111,608	1,505

Earnings per share	9
Basic		4.48	24.03	0.33
Diluted		4.46	23.88	0.33
Weighted average number of equity shares used in computing earnings per share
Basic		3,703,288,875	3,705,598,026	3,705,598,026
Diluted		3,722,997,996	3,728,910,917	3,728,910,917

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit for the period	29,683	111,608	1,505
Other comprehensive income, net of income tax:
Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	(12)	33	0
Tax credit/(expense)	(3)	(21)	(0)
(Loss)/Gain on fair value of financial asset investment	410	439	6
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(1,491)	1,331	18
Tax (expense)/ credit	(216)	85	1
Gain/(loss) on cash flow hedges recognised during the period	(838)	(1,993)	(27)
Tax (expense)/ credit	293	694	9
(Gain)/loss on cash flow hedges recycled to profit or loss	549	1996	27
Tax credit/ (expense)	(209)	(689)	(9)

Total other comprehensive income/(loss) for the period, net of income tax	(1,517)	1,875	25

Total Comprehensive Income for the period	28,166	113,483	1,530

Total Comprehensive Income attributable to:
Equity holders of the parent	15,026	90,979	1,227
Non-controlling interests	13,140	22,504	303

	28,166	113,483	1,530

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in million)

As at		March 31, 2021	September 30, 2021	September 30, 2021
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment		946,181	946,983	12,769
Exploration and evaluation assets		24,542	27,296	368
Intangible assets		7,481	7,507	101
Deferred tax assets		73,958	67,713	913
Financial assets investments		1,532	1,765	24
Income tax assets		27,481	27,626	373
Other non-current assets		127,727	111,141	1,499

Total non-current assets		1,208,902	1,190,031	16,047

Current assets
Inventories		99,509	114,810	1,548
Income tax assets		69	230	3
Trade and other receivables		130,729	170,840	2,304
Short-term investments		281,775	262,158	3,535
Derivative financial assets		701	1,036	14
Restricted cash and cash equivalents	10	1,025	6,669	90
Cash and cash equivalents	11	48,537	47,781	644

Total current assets		562,345	603,524	8,138

Total assets		1,771,247	1,793,555	24,185

LIABILITIES
Current liabilities
Borrowings	12	189,600	136,634	1,842
Acceptances		83,711	88,795	1,197
Trade and other payables		306,747	319,772	4,312
Derivative financial liabilities		2,786	3,273	44
Retirement benefits		1,135	1,295	18
Provisions		2,378	2,487	34
Current tax liabilities		2,792	11,956	161

Total current liabilities		589,149	564,212	7,608

Net current assets / (liabilities)		(26,804)	39,312	530

Non-current liabilities
Borrowings	12	379,622	372,810	5,027
Deferred tax liabilities		21,894	25,394	342
Retirement benefits		1,465	1,484	20
Provisions		29,854	31,137	420
Derivative financial liabilities		764	573	8
Other non-current liabilities		14,450	18,427	249

Total non-current liabilities		448,049	449,825	6,066

Total liabilities		1,037,198	1,014,037	13,674

Net assets		734,049	779,518	10,511

EQUITY
Share capital	14	3,718	3,718	50
Securities premium		190,452	190,452	2,568
Treasury shares		(3,223)	(3,135)	(42)
Share based payment reserve		1,707	1,679	23

As at		March 31, 2021	September 30, 2021	September 30, 2021
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Other components of equity		117,712	119,700	1,614
Retained earnings		274,231	295,902	3,990

Equity attributable to equity holders of the parent		584,597	608,316	8,203
Non-controlling interests		149,452	171,202	2,308

Total Equity		734,049	779,518	10,511

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in million)

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit before tax	56,888	149,111	2,011
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortisation	39,440	41,722	563
Impairment charge of property, plant and equipment/ exploration and evaluation assets/ other assets	—	459	6
(Reversal) / provision for doubtful debts/advances	(346)	515	7
Unsuccessful exploration costs written off	15	1,528	21
Fair value gain on financial assets at fair value through profit or loss	(7,790)	(1,617)	(22)
Share based payment expense	360	513	7
Loss / (gain) on sale of property, plant and equipment, net	(126)	(851)	(11)
Exchange loss / (gain), net	(34)	1,487	20
Interest and dividend income	(7,481)	(10,210)	(138)
Interest expense	25,642	22,479	303
One time settlement of entry tax under amnesty scheme	—	1,342	18
Liabilities written back no longer required	(950)	—	—
Changes in assets and liabilities:
Increase in receivables	(12,799)	(23,932)	(323)
Increase/ (Decrease) in inventories	11,540	(15,395)	(208)
(Decrease)/ Increase in payable	(35,990)	2,387	31
Proceeds from short-term investments	544,279	417,401	5,628
Purchases of short-term investments	(462,734)	(427,408)	(5,763)

Cash generated from operations	149,914	159,531	2,150
Interest paid	(29,855)	(28,717)	(387)
Interest received	16,039	13,791	186
Dividends received	17	14	0
Income tax paid (net)	(10,494)	(18,840)	(254)

Net cash from operating activities	125,621	125,779	1,695

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(447)	—	—
Purchases of property, plant and equipment (including intangibles)	(29,021)	(45,488)	(613)
Proceeds from sale of property, plant and equipment	369	1,723	23
Loans repaid by related parties	3,743	16,102	217
Loans to related parties	(43,116)	—	—
Proceeds from short-term deposits	95,184	114,782	1,548
Purchases of short-term deposits	(127,712)	(87,914)	(1,185)
Net changes in restricted cash and cash equivalents	(9)	(5)	(0)

Net cash used in investing activities	(101,009)	(800)	(10)

Cash flows from financing activities
Repayment of working capital loan, net	(65,361)	(2,501)	(34)
Proceeds from acceptances	121,709	109,252	1,473
Repayment of acceptances	(133,970)	(105,922)	(1,428)
Proceeds from other short-term borrowings	50,619	35,508	479
Repayment of other short-term borrowings	(11,580)	(35,998)	(485)
Proceeds from long-term borrowings	124,598	66,898	902
Repayment of long-term borrowings	(58,199)	(123,531)	(1,666)
Payment of dividends to non-controlling interests	(24,456)	—	—
Payment of dividends to equity holders of the Company	—	(68,454)	(923)
Payment of lease liability	(1,660)	(1,099)	(15)

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Net cash (used in) / from financing activities	1,700	(125,847)	(1,697)

Effect of exchange rate changes on cash and cash equivalents	265	112	2

Net increase / (decrease) in cash and cash equivalents	26,577	(756)	(10)

Cash and cash equivalents at the beginning of the year	50,598	48,537	654
Cash and cash equivalents at the end of the period[1]	77,175	47,781	644

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.	For composition, refer Note 10 and Note 11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in million except share or per share amounts unless otherwise stated)

(a)	For the six months ended September 30, 2020:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895
Profit / (Loss) for the period	—	—	—	—	—	—	—	16,589	16,589	13,094	29,683
Other comprehensive income / (loss) for the period, net of tax	—	—	—	—	(1,880)	410	(73)	(20)	(1,563)	46	(1,517)

Total comprehensive income / (loss) for the period	—	—	—	—	(1,880)	410	(73)	16,569	15,026	13,140	28,166

Stock options cancelled during the period	—	—	—	(904)	—	—	—	904	—	—	—
Recognition of share based payment	—	—	—	374	—	—	—	—	374	—	374
Exercise of stock options	—	—	263	(113)	—	—	—	(150)	0	0	0
Dividend	—	—	—	—	—	—	—	—	—	(24,457)	(24,457)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(981)	(981)	897	(84)
Acquisition of FACOR	—	—	—	—	—	—	—	—	—	(639)	(639)
Effect of fair-valuation of intercompany loan	—	—	—	—	—	—	—	(3,367)	(3,367)	—	(3,367)

Balance as at September 30, 2020	3,718	190,452	(3,543)	1,853	114,568	758	(343)	216,110	523,573	158,315	681,888

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 13,392,506 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.

(b)	For the year ended March 31, 2021:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895
Profit for the year	—	—	—	—	—	—	—	112,883	112,883	34,107	146,990
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	777	621	(212)	(64)	1,122	940	2,062

Total comprehensive income / (loss) for the year	—	—	—	—	777	621	(212)	112,819	114,005	35,047	149,052

Stock options cancelled during the year	—	—	—	(920)	—	—	—	595	(325)	—	(325)
Recognition of share based payment	—	—	—	575	—	—	—	—	575	—	575
Exercise of stock options	—	—	583	(444)	—	—	—	(139)	—	—	—
Dividend	—	—	—	—	—	—	—	(35,187)	(35,187)	(56,029)	(91,216)
Acquisition of FACOR (Refer Note 4(a))	—	—	—	—	—	—	—	—	—	(309)	(309)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,631)	(1,631)	1,369	(262)
Effect of fair valuation of inter-company loan**	—	—	—	—	—	—	—	(5,361)	(5,361)	—	(5,361)

Balance as at March 31, 2021	3,718	190,452	(3,223)	1,707	117,225	969	(482)	274,231	584,597	149,452	734,049

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 12,193,159 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.
**

An amount of ₹ 3,364 million ($ 46 million) was originally recognized as a transaction with the shareholder and the same was increased by ₹ 5,802 million ($ 79 million) upon revision in terms. Of the same, ₹ 3,805 million ($ 52 million) was reversed on a subsequent modification during the year. Refer note 16(3) for further details.

(c)	For the six months ended September 30, 2021:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2021	3,718	190,452	(3,223)	1,707	117,225	969	(482)	274,231	584,597	149,452	734,049
Profit / (Loss) for the period	—	—	—	—	—	—	—	89,029	89,029	22,579	111,608
Other comprehensive income / (loss) for the period, net of tax	—	—	—	—	1,529	439	20	(38)	1,950	(75)	1,875

Total comprehensive income / (loss) for the period	—	—	—	—	1,529	439	20	88,991	90,979	22,504	113,483

Stock options cancelled during the period	—	—	—	(329)	—	—	—	329	—	—	—
Recognition of share based payment	—	—	—	403	—	—	—	—	403	—	403
Exercise of stock options	—	—	88	(102)				14	0	—	0
Dividend	—	—	—	—	—	—	—	(68,454)	(68,454)	—	(68,454)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	791	791	(754)	37

Balance as at September 30, 2021	3,718	190,452	(3,135)	1,679	118,754	1,408	(462)	295,902	608,316	171,202	779,518

Balance as at September 30, 2021 (US dollars in million)	50	2,568	(42)	23	1,601	19	(6)	3,990	8,203	2,309	10,511

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 11,865,142 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GROUP OVERVIEW:

Vedanta Limited (“the Company” or “the parent”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

On September 23, 2021, the Board of Directors approved the Company’s intention to delist its ADSs representing its equity shares from the New York Stock Exchange and to terminate its ADS program. The Company also intends to deregister such ADSs and the underlying equity shares from the U.S. Securities Exchange Act of 1934 upon satisfying the relevant criteria. On October 29, 2021, the Company filed the necessary documents for delisting with the US Securities and Exchange Commission and the delisting of ADS became effective on November 08, 2021. This action has no impact on the current listing status or trading of the Company’s equity shares on the Indian stock exchanges.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), Vedanta Holdings Mauritius II Limited (“VHM2L”), Vedanta Holdings Mauritius Limited (“VHML”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (“VRL”), which is company incorporated in the United Kingdom. VRL held 50.1%, 55.1% and 65.18%, through its subsidiaries Twin Star, Finsider, VHM2L, VHML, West Globe and Welter, of the Company’s equity as at September 30, 2020, March 31, 2021 and September 30, 2021 respectively.

During the current period, VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with VRL (“PACs”), acquired 374,231,161 equity shares of the Company under the voluntary open offer made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and thereby increasing their shareholding in the Company to 65.18%.

Details of the Group’s various businesses are as follows:

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•

Zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.

•	The Group’s oil and gas business is owned and operated by the Company and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas.

•

The Group’s iron ore business is owned by the Company and by two wholly owned subsidiaries of the Company, i.e., Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to the Honourable Supreme Court of India order, operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. We continue to engage with the Government of India and relevant authorities to enable the restart of operations at Copper India. [Refer Note 3(c)(I)(iii)].

Further, the Company’s copper business includes refinery and rod plant at Silvassa consisting of a 133,000 MT of blister/ secondary material processing plant, a 216,000 tpa copper refinery plant and a copper rod mill with an installed capacity of 258,000 tpa. The plant continues to operate as usual, catering primarily to the domestic market.

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 09, 2014 following a rock fall incident in June 2014.

•

The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations comprise two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chattisgarh in central India.

•

The Group’s power business is owned and operated by the Company, BALCO, MALCO Energy Limited (“MEL”) and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company’s power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO commercial power operations include 300 MW thermal coal based power plant at Korba, Chattisgarh. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MEL (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•	The Group’s other business include ESL Steel Limited (“ESL”). ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in Eastern India.

The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. The Group’s other activities also include AvanStrate Inc. (“ASI”) and Ferro Alloys Corporation Limited (“FACOR”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan. FACOR was acquired on September 21, 2020 and is involved in business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational chrome mines and 100 MW of captive power plant through its subsidiary, FACOR Power Limited (“FPL”).

NOTES TO THE FINANCIAL STATEMENTS

2. Basis of preparation and basis of measurement of financial statements

a) Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”).

The unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2021.

These financial statements are approved for issue by the Board of Directors on November 29, 2021.

Certain comparative figures appearing in these unaudited condensed consolidated interim financial statements have been regrouped and/or reclassified to better reflect the nature of those items (refer note 2(C)). However, the comparative figures in the statements of profit and loss, cash flows and changes in equity and other related disclosures in so far it relates to the six months ended September 2020 do not consider any events subsequent to December 25, 2020 being the date of signing of the unaudited condensed consolidated interim financial statements of the Group for the six months ended September 30, 2020.

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2021 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 74.1600 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

b) Basis of Measurement

These financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value.

c) Restatement/Reclassification

In the comparative period ended September 30, 2020, some of the acceptances which were previously included under trade and other receivables and trade and other payables amounting to ₹ (136) million and ₹ 2,684 million respectively have been reclassified to acceptances on the face of the balance sheet.

3(a). Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited consolidated financial statements of the Group as of March 31, 2021, except for those mentioned in 3(b) below.

3(b). Application of new and revised standards

The Group has adopted, with effect from April 01, 2021, the following new and revised standards and interpretations. Their adoption has not had any material impact on the amounts reported in the unaudited condensed consolidated interim financial statements.

1.	Amendments to IFRS 3 regarding recognition under acquisition method;

2.	Amendments to IFRS 7, IFRS 9, IAS 39, IFRS 4 and IFRS 16 regarding Interest Rate Benchmark Reform—Phase 2;

3.	Conceptual framework for financial reporting under IFRS issued by IASB;

4.	Amendments to IFRS 16 regarding COVID-19 related rent concessions.

A number of other minor amendments to existing standards also became effective on April 01, 2021 and have been adopted by the Group. The adoption of these new accounting pronouncements did not have a material impact on the accounting policies, methods of computation or presentation applied by the Group.

3(c) Significant accounting estimates

I. Significant Estimates:

(i)	Impact of COVID-19

The Group has considered possible effects of Covid-19 pandemic (“the Pandemic”) on the recoverability of its investments, property, plant and equipment (PPE), inventories, loans and receivables, etc. in accordance with IFRS. The Group has considered forecast consensus, industry reports, economic indicators, and general business conditions to make an assessment of the implications of the Pandemic. Based on the assessment, no adjustments is required to these condensed consolidated interim financial statements. The impact of the Pandemic may be different from that as estimated as at the date of approval of these condensed consolidated interim financial statements and the management continues to closely monitor any material changes to future economic conditions.

(ii)	Recoverability of deferred tax and other income tax assets

The Group has carried forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statements of profit or loss.

The total deferred tax assets recognised in these financial statements include MAT credit entitlements of ₹ 82,358 million and ₹ 77,567 million ($ 1,046 million) as at March 31, 2021 and September 30, 2021 respectively, of which ₹ 3,400 million as at March 31, 2021 was expected to be utilized in fourteenth year and ₹ 800 million ($ 11 million) as at September 30, 2021 is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the MAT credits.

Additionally, the Group has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases, is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decisions.

(iii)	Copper operations in Tamil Nadu, India

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on the Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of these recommendations. TNPCB filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing copper smelter plant.

The Company has appealed this matter before the copper NGT, who vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached the Supreme Court in Civil Appeals on January 02, 2019 challenging the judgements of NGT dated December 15, 2018 and August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside these judgements of NGT solely based on maintainability and directed the Company to file an appeal in the High court.

The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the writ petitions filed by the Company. The Company has appealed the said High Court order at the Supreme Court and also filed an interim relief for care & maintenance of the plant. The matter was then listed on December 02, 2020 before the Supreme Court, who after having heard both the sides, concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The last hearing was held on March 17, 2021 and at present the matter is not yet listed for hearing in the Supreme Court.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and hence the Company does not expect any material adjustments to these financial statements as a consequence of above actions.

The Company has carried out an impairment analysis for existing plant assets during the period ended September 30, 2021 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant w.e.f. April 01, 2024 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets is ₹ 18,257 million and ₹ 17,740 million ($ 239 million) as at March 31, 2021 as at September 30, 2021.

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance (EC) for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the Ministry of Environment, Forests and Climate Change (“MoEFCC”) wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras, in a Public Interest Litigation, vide its order dated May 23, 2018 held that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The MoEFCC has delisted the expansion project since the matter is sub-judice. Separately, State Industries Promotion Corporation of Tamil Nadu Ltd (“SIPCOT”) vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the Expansion Project. Further, the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the matter is pending for adjudication.

Considering the delay in existing plant matter and accordingly delay in getting the required approval for expansion project, management considered to make provision for impairment for expansion project basis fair value less cost of disposal and accordingly made impairment provision of ₹ 6,692 million in March 2020. During the current period, there are no updates in the Expansion Project and impairment provision of ₹ 6,692 million ($ 91 million) is considered to be adequate and the net carrying value of ₹ 770 million ($ 10 million) as at September 30, 2021 approximates its recoverable value.

Property, plant and equipment of ₹ 13,367 million and ₹ 11,164 million ($ 151 million) and inventories of ₹ 2,836 million and ₹ 2,694 million ($ 36 million) as at March 31, 2021 and September 30, 2021 respectively, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

(iv)	PSC Extension

Rajasthan Block

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. May 15, 2020, while Government of India (“GoI”) in October 2018, accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. May 15, 2020. As per the said policy and extension, the Company is required to comply with certain conditions and pay an additional 10% profit oil to GoI. The Company had challenged the applicability of Pre-NELP Policy to the RJ block. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC. An appeal has been filed in Supreme Court against this order.

One of the conditions for extension of PSC relates to notification of certain audit exceptions raised for Financial Year 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability.

The Directorate General of Hydrocarbons (“DGH”), in May 2018, has raised a demand on the Company and its subsidiary for the period up to March 31, 2017 for Government’s additional share of Profit oil based on its computation of disallowance of certain costs incurred in excess of the initially approved Field Development Plan (“FDP”) of pipeline project for ₹ 14,770 million ($ 202 million) and retrospective re-allocation of certain common costs between Development Areas (“DAs”) of RJ aggregating to ₹ 26,690 million ($ 364 million). The DGH vide its letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (“DAs”) of RJ block of ₹ 26,690 million ($ 364 million) towards contractor share for the period upto March 31, 2017. This amount was subsequently revised to ₹ 33,600 million ($ 458 million) till March 2018 vide DGH letter dated December 24, 2020. In a recent development, DGH vide its letter dated September 14, 2021, has communicated the partial approval by Empowered Committee of Secretaries of the revised pipeline project cost over the initial approved FDP.

The Company in January 2020 received notifications from the DGH on audit exceptions arising out of its audit for Financial Year 2017-18, which comprises consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 47,896 million ($ 645 million), representing share of Vedanta Limited and its subsidiary, CEHL (“the Claimants”), which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to the PSC provisions and related approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration and the tribunal stands constituted. Further, on September 23, 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is scheduled for hearing on February 21, 2022.

Also, on Vedanta’s application under section 17 of the Arbitration and Conciliation Act, 1996, the Tribunal in December 2020 ordered that GoI should not take any action to enforce any of the amounts at issue in this arbitration against the Claimants during the arbitral period. The GoI has challenged the said order before the Delhi High Court under the said Act. This matter is now pending adjudication. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated April 07, 2017, the Office Memorandum dated February 01, 2013, as amended and audit exceptions notified for FY 2016-18. This application has been dismissed by the Tribunal. All issues related to this matter will be heard together at the same time as the hearing on merits.

In management’s view, the above-mentioned condition on demand raised by the DGH for additional petroleum linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability is expected to devolve upon the Group.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting interim permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto January 31, 2022 or signing of the PSC addendum, whichever is earlier.

(v)

ESL Steel Limited, had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018, as JSPBC awaited response from the MOEFCC over a 2012 show-cause notice. After a personal hearing towards the show cause notice, MoEFCC revoked the Environmental Clearance (EC) on September 20, 2018. The Hon’ble High Court of Jharkhand granted stay against both revocation orders and allowed the continuous running of the plant operations under regulatory supervision of the JSPCB. Jharkhand High Court on September 16, 2020 passed an order vacating the interim stay in place beyond September 23, 2020, while listed the matter for final hearing. ESL urgently filed a petition in the Supreme Court, and on September 22, 2020, ESL was granted permission to run the plant till further orders. Next date of High Court hearing is December 12, 2021 and Supreme Court hearing is yet to be listed.

The Forest Advisory Committee (“FAC”) of MoEFCC granted the Stage 1 clearance and the MoEFCC approved the related Terms of Reference (TOR) on August 25, 2020. ESL presented its proposal before the Expert Appraisal Committee (“EAC”) after completing the public consultation process and the same has been recommended for grant of EC subject to Forest Clearance by the EAC in its 41st meeting dated 29 and 30 July 2021. Vide letter dated August 25, 2021 MoEFCC rejected the EC “as of now” due to stay granted by Madras High Court vide order dated July 15, 2021 in a Public Interest Litigation filed against the Standard Operating Procedure which was issued by MoEFCC for regularization of violation case on July 07, 2021. As per Stage 1 clearance, the Company is required to provide non-forest land in addition to the afforestation cost. The Company, based on the report of an EIA consultant, has recognised a provision of ₹ 2,135 million as part of cost of sales in the financial statement of FY 20-21 with respect to the estimated costs to be incurred by the Company for obtaining Environment Clearance.

4. Business Combination

Ferro Alloys Corporation Limited—Business Combination

During the previous year ended March 31, 2021, the Company acquired control over Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. Based on completion of the closing conditions, the Company concluded the acquisition date as September 21, 2020. The Company holds 100% in FACOR, while FACOR holds 90% equity in its subsidiary, Facor Power Limited (FPL).

FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary FPL. The acquisition will complement the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies. FACOR has been included in “Others” segment. If FACOR had been acquired at the beginning of the comparative period, revenue and profit before taxation of the Group for the six months ended September 30, 2020 would have been ₹ 367,144 million and ₹ 57,051 million respectively.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. ‘Others’ segment mainly comprises port/berth, steel, glass substrate and ferro alloys business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consists of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance and is a non-IFRS measure. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

a. For the six months ended September 30, 2020

	Copper (₹ in million)	Zinc India (₹ in million)	Zinc International (₹ in million)	Aluminium (₹ in million)	Power (₹ in million)	Iron Ore (₹ in million)	Oil and Gas (₹ in million)	Others (₹ in million)	Elimination (₹ in million)	Total (₹ in million)
Revenue
Sales	42,813	93,428	10,058	124,112	28,784	14,889	30,555	20,268	—	364,907
Inter-segment sales	—	—	—	270	—	277	—	124	(671)	—
Segment revenue	42,813	93,428	10,058	124,382	28,784	15,166	30,555	20,392	(671)	364,907
Cost of Sales and expenses	(43,502)	(48,762)	(6,790)	(94,674)	(20,078)	(10,576)	(17,553)	(17,928)	671	(259,192)
Segment profit / (loss)	(689)	44,666	3,268	29,708	8,706	4,590	13,002	2,464	—	105,715
Depreciation and amortisation	(765)	(11,650)	(1,436)	(8,353)	(2,902)	(1,096)	(10,636)	(2,602)	—	(39,440)
Other items*	—	—	—	950	—	—	—	—	—	1,178

Operating profit / (loss)	(1,454)	33,016	1,832	22,305	5,804	3,494	2,366	(138)		67,453
Investment and other income										15,659
Finance and other costs										(26,224)

Profit before tax										56,888

b. As at March 31, 2021

Assets and liabilities
Assets
Segment assets	59,570	200,072	60,740	477,070	163,620	33,039	181,108	78,160	—	1,253,379
Financial assets investments										1,532
Deferred tax asset										73,958
Short-term investments										281,775
Cash and cash equivalents (including restricted cash and cash equivalents)										49,563
Income tax asset										27,549
Loans to related party										70,712
Others										12,779

Total assets										1,771,247

Liabilities
Segment liabilities	43,277	47,217	10,672	156,994	18,405	12,269	111,776	21,126	—	421,736
Borrowings										569,222
Current tax liabilities										2,792
Deferred tax liabilities										21,894
Others										21,554

Total liabilities										1,037,198

*

Other items represent Renewable Power Obligation (RPO) liability reversal of ₹ 950 million ($ 13 million). and forex gain on MAT credit entitlements of ₹ 228 million ($ 3 million) which has not been allocated to any segment.

c. For the six months ended September 30, 2021

	Copper (₹ in million)	Zinc India (₹ in million)	Zinc International (₹ in million)	Aluminium (₹ in million)	Power (₹ in million)	Iron Ore (₹ in million)	Oil and Gas (₹ in million)	Others (₹ in million)	Elimination (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Revenue
Sales	70,592	122,198	21,636	223,394	24,724	30,510	53,771	34,702	—	581,527	7,842
Inter-segment sales	—	—	—	426	282	170	—	23	(901)	—	—
Segment revenue	70,592	122,198	21,636	223,820	25,006	30,680	53,771	34,725	(901)	581,527	7,842
Cost of Sales and expenses	(72,054)	(54,302)	(14,610)	(140,113)	(18,907)	(17,422)	(29,223)	(29,534)	901	(375,264)	(5,061)
Segment profit / (loss)	(1,462)	67,896	7,026	83,707	6,099	13,258	24,548	5,191	—	206,263	2,781
Depreciation and amortisation	(728)	(13,043)	(2,411)	(9,105)	(2,878)	(1,163)	(9,532)	(2,862)	—	(41,722)	(563)
Other items*	—	(1,342)	—	—	—	—	(1,475)	(459)	—	(3,432)	(46)

Operating profit / (loss)	(2,190)	53,511	4,615	74,602	3,221	12,095	13,541	1,870		161,109	2,172
Investment and other income										11,753	159
Finance and other costs										(23,751)	(320)

Profit before tax										149,111	2,011

Assets and liabilities
Assets
Segment assets	58,621	202,183	64,405	505,280	159,920	40,439	199,527	80,866	—	1,311,241	17,681
Financial assets investments										1,765	24
Deferred tax asset										67,713	913
Short-term investments										262,158	3,535
Cash and cash equivalents (including restricted cash and cash equivalents)										54,450	734
Income tax asset										27,856	376
Others										68,372	922

Total assets										1,793,555	24,185

Liabilities
Segment liabilities	41,749	39,636	11,963	160,785	16,874	18,411	137,896	19,018	—	446,332	6,019
Borrowings										509,444	6,869
Current tax liabilities										11,956	161
Deferred tax liabilities										25,394	342
Others										20,911	283

Total liabilities										1,014,037	13,674

*

Other items represent one time settlement of entry tax under amnesty scheme of ₹ 1,342 million ($ 18 million) at HZL, CWIP write off of ₹ 459 million ($ 6 million) at ESL, cost of exploration wells written off of ₹ 1,475 million ($20 million) and forex loss on MAT credit entitlements which has not been allocated to any segment of ₹ 156 million ($ 2 million).

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

For the six months ended September 30,

	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil	27,430	45,516	614
Gas	1,874	7,341	99
Zinc metal	68,410	102,948	1,388
Lead metal	17,470	19,541	264
Silver metal and bars	18,769	20,849	281
Iron ore	5,981	12,087	163
Metallurgical coke	463	989	13
Pig iron	10,627	20,187	272
Copper products	39,804	67,230	907
Aluminium products	122,644	225,910	3,046
Power	19,945	18,155	245
Steel products	15,959	22,702	306
Ferro alloys	—	3,780	51
Others	8,727	14,656	198

Revenue from contracts with customers	358,103	581,891	7,847
Revenue from contingent rents	7,680	5,403	73
Gains/ (losses) on provisionally priced contracts	(876)	(5,767)	(78)

Total Revenue	364,907	581,527	7,842

6. Investment and other income

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets at fair value through profit or loss (FVTPL)	7,790	1,617	22
Interest income:
Interest income on financial assets at fair value through profit or loss	3,047	1,660	23
Interest income on bank deposits at amortized cost	2,212	3,244	44
Interest income on loans and receivables at amortized cost	1,859	5,269	71
Others	334	22	0
Dividend income on investments held at FVOCI	17	—	—
Dividend income – financial assets at fair value through profit or loss	12	15	0
Foreign exchange gain/ (loss) net	388	(74)	(1)

	15,659	11,753	159

7. Finance and other costs

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost	26,082	22,997	310
Unwinding of discount on provisions	344	370	5
Net foreign exchange loss on borrowings and creditors for capital expenditure	582	1,272	17
Other finance costs	1,098	526	7
Net interest on defined benefit arrangements	97	101	1
Capitalisation of finance costs	(1,979)	(1,515)	(20)

	26,224	23,751	320

8. Income tax expense

The major components of income tax expense for the six months ended September 30, 2020 and 2021 are indicated below:

(a)	Tax charge/ (credit) recognised in the consolidated statement of Profit or loss

For the six months ended September 30,	2020	2021	2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the period Current tax special items	8,854 —	28,026 (468)	378 (6)

Total current tax (a)	8,854	27,558	372

Deferred tax:
Origination of temporary differences*	18,351	10,005	135
Credit in respect of deferred tax for earlier years	—	(60)	(1)

Total deferred tax charge/ (credit) (b)	18,351	9,945	134

Net tax expense/(credit) ((a)+(b))	27,205	37,503	506

Profit before tax	56,888	149,111	2,011
Effective income tax rate (%)	47.8%	25.2%	25.2%

*

During the previous year, consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilized by the Company leading to a deferred tax charge of ₹ 12,831 million in the half year ended September 30, 2020.

(b)

The tax department had issued demands on account of remeasurement of certain tax incentives under section 80IA and 80 IC of the Incometax Act, 1961. During the year ended March 31, 2020, based on the favorable orders from Income Tax Appellate Tribunal relating to AY 09-10 to AY 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for AY 14-15 to AY 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, the department had filed an appeal in Hon’ble Rajasthan High Court in Financial Year 2017-18 which is yet to be admitted. As per the view of external legal counsel, the Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Accordingly, there is high probability that the case will go in favour of the Company. The amount involved in this dispute is ₹ 112,710 million and ₹ 113,450 million ($ 1,530 million) as at March 31, 2021 and September 30, 2021 respectively, plus applicable interest upto the date of settlement of the dispute.

9. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the six months ended September 30,	2020	2021
Weighted average number of ordinary shares for basic earnings per share*	3,703,288,875	3,705,598,026
Effect of dilution:
Potential ordinary shares relating to share option awards	20,486,599	23,312,891

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,722,997,996	3,728,910,917

Computation of basic and diluted earnings per share

Basic earnings per share:

For the six months ended September 30,	2020	2021	2021
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	16,589	89,029	1,201
Weighted average number of ordinary shares for basic earnings per share*	3,703,288,875	3,705,598,026	3,705,598,026

Earnings per share	4.48	24.03	0.32

Diluted earnings per share:

For the six months ended September 30,	2020	2021	2021
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	16,589	89,029	1,201
Adjusted weighted average number of ordinary shares for diluted earnings per share*	3,722,997,996	3,728,910,916	3,728,910,917

Earnings per share	4.46	23.88	0.32

*	After excluding the impact of treasury shares

10. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	1,025	6,669	90

	1,025	6,669	90

[1]

Cash at banks is restricted in use as it relates to unpaid dividends of ₹ 1,006 million and ₹ 6,645 million ($ 90 million) as at March 31, 2021 and September 30, 2021 respectively. It also includes earmarked escrow amount of ₹ 19 million and ₹ 24 million ($ 0 million) as at March 31, 2021 and September 30, 2021 respectively, out of which ₹ 19 million and ₹ 19 million ($ 0 million) relates to unclaimed redeemable preference shares and Nil and ₹ 5 million ($ 0 million) relates to CSR unspent amount.

11. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	26,604	29,714	400
Short-term deposits	21,933	18,067	244

	48,537	47,781	644

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

12. Borrowings

Current borrowings consist of:

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	36,086	32,437	437
Current maturities of long-term borrowings	153,514	104,197	1,405

Current borrowings (A)	189,600	136,634	1,842

Non-current borrowings consist of:

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	359,164	386,473	5,211
Non-convertible debentures	165,923	83,959	1,132
Redeemable preference shares	19	19	0
Non-convertible bonds	1,565	476	7
Others	6,465	6,080	82

Non-current borrowings	533,136	477,007	6,432
Less: Current maturities of long-term borrowings	(153,514)	(104,197)	(1,405)

Non-current borrowings, net of current maturities (B)	379,622	372,810	5,027

Debt securities issued / repaid during the period:

In October 2016, Vedanta Ltd issued Non-convertible debentures (“NCDs”) of ₹ 5,000 million ($ 67 million) at an interest rate of 8.75%. These NCDs were secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Orissa. Of the above, the NCDs of ₹ 2,500 million ($ 34 million) were repaid in April 2021 and the balance in September 2021.

In April 2018, Vedanta Ltd issued NCDs of ₹ 40,000 million ($ 539 million) at an interest rate of 8.50%. These NCDs were secured by a first pari—passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) power plant of Vedanta Limited at Jharsuguda location. The NCDs are fully repaid in June 2021. Of the above, the NCDs of ₹ 23,500 million ($ 317 million) were repaid in April 2021 and the balance in June 2021.

In July 2018, Vedanta Ltd issued NCDs of ₹ 10,000 million ($ 135 million) at an interest rate of 9.18%. These NCDs were secured by a first pari—passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the issuer to the security trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs were fully repaid in July 2021.

In July 2018, TSPL issued NCDs of ₹ 10,000 million ($ 135 million) at an interest rate of 9.27%. These NCDs were secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD. The NCDs were fully repaid in July 2021.

In April 2018, TSPL issued NCDs of 10,000 million ($ 135 million) at an interest rate of 8.55%. These NCDs were secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD. The NCDs were fully repaid in April 2021.

In September 2020, HZL issued unsecured NCDs of ₹ 35,200 million ($ 475 million) at an interest rate of 5.35%. 20% of these (₹ 7,040 million) were due for repayment in September 2021 and were repaid accordingly. As at September 30, 2021, the carrying value of remaining NCDs is ₹ 28,160 million ($ 380 million).

In September 2010, Avanstrate Inc issued unsecured bonds of ₹ 4,120 million (JPY 6,696 million) at an average interest rate of 0.28%. The bonds were fair valued at the time of acquisition and are due for repayment over 10 years starting from October 2023 to October 2032. During the period ended September 30, 2021, bonds having carrying value of ₹ 1,130 million (JPY 1,686 million) ($15 million) have been bought back. As at September 30, 2021, the carrying value (net of fair valuation) of remaining bonds is ₹ 480 million (JPY 716 million) ($ 6 million).

During the period ended September 30, 2021, the Group has issued and repaid other debt securities of ₹ 103,384 million ($ 1,394 million) and ₹ 79,084 million ($ 1,066 million), respectively.

13. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2021 and September 30, 2021.

As at March 31, 2021:
	(₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets Investments
—at fair value	500		1,032	—	—	1,532	1,532
Other non-current assets	—		—	—	107,515	107,515	112,534
Trade and other receivable	1,633	*	—	—	95,930	97,563	97,711
Short term investments
—Bank deposits	—		—	—	116,730	116,730	116,730
—Other investments	165,044		—	—	—	165,044	165,044
Financial instruments (derivatives)	129		—	572	—	701	701
Cash and cash equivalents	—		—	—	48,537	48,537	48,537
Restricted cash and cash equivalents	—		—	—	1,025	1,025	1,025

Total	167,306		1,032	572	369,737	538,647	543,814

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2021:
	(₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost		Others*	Total carrying value	Total fair value
Borrowings	—		—	569,222		—	569,222	565,941
Acceptances	—		—	83,711		—	83,711	83,711
Trade and other payables	7,066	**	—	215,546	***	2,633	225,245	225,245
Financial instruments (derivatives)	933		2,618	—		—	3,551	3,551

Total	7,999		2,618	868,479		2,633	881,729	878,448

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 6,411 million.

As at September 30, 2021:

	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets Investments
—at fair value	295		1,470	—	—	1,765	1,765	24	24
Other non—current assets	—		—	—	91,425	91,425	96,444	1,233	1,300
Trade and other receivable	1,792	*	—	—	123,546	125,338	125,486	1,690	1,692
Short term investments
—Bank deposits	—		—	—	85,291	85,291	85,291	1,150	1,150
—Other investments	176,867		—	—	—	176,867	176,867	2,385	2,385
Financial instruments (derivatives)	151		—	886	—	1,036	1,036	14	14
Cash and cash equivalents	—		—	—	47,781	47,781	47,781	644	644
Restricted cash and cash equivalents	—		—	—	6,669	6,669	6,669	90	90

Total	179,105		1,470	886	354,712	536,172	541,339	7,230	7,299

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at September 30, 2021:

	(₹ in million)								(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost		Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	509,444		—	509,444	509,827	6,870	6,875
Acceptances	—		—	87,006		—	87,006	87,006	1,173	1,173
Trade and other payables	4,497	**	—	243,294	***	2,540	250,331	250,331	3,376	3,376
Financial instruments (derivatives)	1,181		2,665	—		—	3,846	3,846	52	52

Total	5,678		2,665	839,744		2,540	850,627	851,010	11,471	11,476

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.
***	Includes lease liability of ₹ 5,298 million ($71 million).

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2021 and September 30, 2021 measured at fair value:

As at March 31, 2021	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Investments	63,183	101,861	500
— Derivatives financial assets	—	129	—
— Trade and other receivables	—	1,633	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	925	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	572	—

	64,108	104,195	607

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	933	—
Trade payable	—	7,066	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	2,618	—
Trade and other payables- Put option liability with non-controlling interest	—	—	2,633

	—	10,617	2,633

As at September 30, 2021	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Investments	107,450	69,416	295	1,449	936	4
— Derivatives financial assets	—	151	—	—	2	—
— Trade and other receivables	—	1,792	—	—	24
At fair value through other comprehensive income				—	—	—
— Financial asset investments held at fair value	1,364	—	(188)	18	—	(3)
Derivatives designated as hedging instruments				—	—	—
— Derivatives financial assets	—	886	—	—	12	—

	108,814	72,245	107	1,467	974	1

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	1,181	—	—	16	—
Trade payable	—	4,497	—	—	61	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	2,665	—	—	36	—
Trade and other payables- Put option liability with non-controlling interest	—	—	2,540	—	—	34

	—	8,343	2,540	—	113	34

The below table summarizes the fair value of borrowings which are carried at amortised cost as at March 31, 2021 and September 30, 2021:

As at March 31, 2021	(Level 2)
(₹ in million)
Financial Liabilities
—Borrowings	565,941

565,941

As at September 30, 2021	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
—Borrowings	509,827	6,875

	509,827	6,875

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security, etc.

•

Financial assets forming part of Trade and other receivables, cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, financial liabilities forming part of trade and other payables, acceptances and short-term borrowings being carried at amortised cost: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted financial asset investments: Fair value is derived from quoted market prices in active markets.

•	Unquoted financial asset investments: Fair value of unquoted securities are determined by reference to discounted cash flows model.

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange, i.e., London Metal Exchange, United Kingdom (UK).

•

Other non-current financial assets and financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2020 and September 30, 2021 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period-end.

There were no significant transfers between level 1, level 2 and level 3.

14. Shareholders’ equity

	As at March 31, 2021 (in Million)	As at March 31, 2021 (₹ Million)	As at September 30, 2021 (in Million)	As at September 30, 2021 (₹ Million)	As at September 30, 2021 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) [a]	44,020	44,020	44,020	44,020	594
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each)	3,010	30,100	3,010	30,100	406
Issued, subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,b,c,d]	3,718	3,718	3,718	3,718	50

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.
b)

This includes 160,903,244 equity shares in the form of 40,225,811 American Depository Shares (ADS) and 160,704,800 equity shares in the form of 40,176,200 ADS as at March 31, 2021 and September 30, 2021, respectively.

c)

Includes 308,232 equity shares as at March 31, 2021 and 308,232 equity shares as at September 30, 2021 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

d)	Includes 12,193,159 equity shares as at March 31, 2021 and 118,65,142 equity shares as at September 30, 2021 held by Vedanta Limited ESOS Trust.

Securities premium

Securities premium is created to record amounts received in excess of the par value of shares in separate account as required by the Indian Companies Act. The securities premium may be applied by the Company towards the issue of unissued shares of the Company to the members of the Company as fully paid bonus shares, writing off the preliminary expenses of the Company, writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the Company, providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the Company; or for the purchase of its own shares or other securities.

Retained earnings includes amongst others, general reserve, debenture redemption reserve, capital reserve and preference share redemption reserve.

General reserve

Under the erstwhile Indian Companies Act, 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act, 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 160,950 million and ₹ 160,950 million ($ 2,170 million) as at March 31, 2021 and September 30, 2021 respectively.

Debenture redemption reserve

As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The Ministry of Corporate Affairs (‘MCA’) vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies. Accordingly, Vedanta Limited is not required to create Debenture Redemption Reserve. Retained earnings include ₹ 5,835 million and ₹ Nil ($ Nil) of debenture redemption reserve as at March 31, 2021 and September 30, 2021 respectively.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided, either by reducing the additional paid in capital (securities premium) or out of profits, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 30,869 million and ₹ 30,869 million ($ 416 million) of preference share redemption reserve as at March 31, 2021 and September 30, 2021 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2021 and September 30, 2021 is ₹ 182,697 million and ₹ 183,488 million ($ 2,474 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

15. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil and gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	15,547	24,888	336

Aluminium sector
Lanjigarh Refinery (Phase II)	11,877	39,825	537
Jharsuguda 1.25 MTPA smelter	4,630	7,170	97

Zinc sector
Zinc India (mines expansion, solar and smelter)	3,625	4,833	65
Gamsberg mining and milling project	938	931	13

Copper sector
Tuticorin Smelter 400 KTPA*	29,951	30,152	407

Others	18,722	40,867	551

Total	85,290	148,666	2,006

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment):

	As at,
	March 31, 2021	September 30, 2021	September 30, 2021
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - Oil and Gas blocks)	56,254	55,787	752

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty-five years expiring in FY 2037. However, the Company has received an order from OERC dated October 05, 2021 for conversion of Independent Power Plant to Captive Power Plant w.e.f. from January 01, 2022 subject to certain terms and conditions.

(ii)

TSPL has signed a long term PPA with the Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years, expiring in FY 2042.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 62,810 million and ₹ 72,710 million ($ 980 million) as at March 31, 2021 and September 30, 2021 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 6,477 million and ₹ 6,107 million ($ 82 million) as at March 31, 2021 and September 30, 2021 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 28,888 million and ₹ 29,001 million ($ 391 million) as at March 31, 2021 and September 30, 2021 respectively.

•	Guarantees of ₹ 794 million and ₹ 259 million ($ 3 million) issued under bid bond for placing bids as at March 31, 2021 and September 30, 2021 respectively.

•

Bank guarantees of ₹ 1,150 million and ₹ 1,150 million ($ 16 million) outstanding as at March 31, 2021 and September 30, 2021 respectively has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 25,501 million and ₹ 36,194, million ($ 488 million) as at March 31, 2021 and September 30, 2021 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 21,653 million and ₹ 15,856 million ($ 214 million) as at March 31, 2021 and September 30, 2021 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance License Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 3,534 million and ₹ 2,693 million ($ 36 million) as at March 31, 2021 and September 30, 2021 respectively, plus applicable interest.

The Group has given bonds of ₹ 17,750 million and ₹ 17,370 million ($ 234 million) as at March 31, 2021 and September 30, 2021 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006, aggregating ₹ 3,339 million and ₹ 3,339 million ($ 45 million) as at March 31, 2021 and September 30, 2021 claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in these financial statements.

Vedanta Limited: Income tax

In 2015, the income tax department issued a notice to erstwhile Cairn India Limited (subsequently merged with Vedanta Limited) for ₹ 204,947 million ($ 2,764 million) (including interest of ₹ 102,473 million ($ 1,382 million)) holding the Company as ‘assessee in default’ as per Section 201 of Income-tax Act, 1961 pertaining to retrospective taxation for sale of shares in Cairn India Limited by Cairn Energy Plc, UK and its affiliate Cairn UK Holdings Limited (“CUHL”). The Group has challenged this demand which is currently sub-judice in various forums.

Separately, CUHL, on whom the primary liability of income tax lies, received an order from the ITAT affirming a demand of ₹ 102,473 million ($ 1,382 million) but reducing the interest portion. Against this demand, the Tax authorities have recovered ₹ 58,680 million ($ 791 million) from the CUHL, reducing the liability to ₹ 43,840 million ($ 591 million).

In August 2021, the Indian Government has amended the law to scrap such retrospective taxes, subject to complying certain terms and conditions, which the Group is currently in process of complying. Accordingly, the Group believes that it has strong merits and the likelihood of any financial outflow on this account is expected to be remote.

Ravva Joint Venture arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted, and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia, i.e., Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter has been listed for hearing on December 14, 2021.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 9,573 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s share will be ₹ 2,152 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award in January 2011 allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,482 million ($ 276 million) and disallowed over run of ₹ 1,633 million ($ 22 million) spent in respect of BDC along with 50% legal costs.

The Company filed for the enforcement of the said Award before the Hon’ble Delhi High Court. The Hon’ble Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award against which the GOI filed an SLP before the Hon’ble Supreme Court of India. The Hon’ble Court on September 16, 2020 pronounced the order in favor of Vedanta, rejecting all objections of the GOI and allowed enforcement of the Arbitration Award. With the Supreme Court order, this matter stands closed.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers of Ravva Crude to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 23,286 million ($ 314 million) (the Company’s share approximately ₹ 6,987 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 4,746 million ($ 64 million) pertains to ONGC Carry and ₹ 2,151 million ($ 29 million) pertains to BDC Matter. Against an interim application, filed by Vedanta Limited along with one of its joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters were then pending, the Court directed the OMCs to deposit above sums to the Delhi High Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the amounts from the Court upon furnishing a bank guarantee of commensurate value. On the basis of the above direction, the customers have deposited ₹ 6,976 million ($ 94 million) out of which ₹ 6,234 million ($ 84 million) has been withdrawn post submission of bank guarantee.

The Hon’ble Delhi High Court vide its order dated May 28, 2020 read with order dated June 4, 2020 has directed that all future sale proceeds of Ravva Crude w.e.f. June 5, 2020 be paid directly to Vedanta Limited by the OMCs. In view of the closure of the BDC matter, the Company has also filed an application in HC on September 22, 2020 seeking refund of remaining ₹ 668 million (US$ 9 million) and release of bank guarantees submitted in Court regarding ONGC carry matter.

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,382 million ($ 86 million) (Vedanta’s share of ₹ 4,156 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners, i.e., Vedanta Limited (and other joint venture partner).

The matter has been listed for hearing on December 14, 2021 along with ONGC carry case. While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matter is reversed and such reversal is binding, the Company would be liable for approximately ₹ 4,691 million plus interest and ₹ 4,749 million ($ 64 million) plus interest as at March 31, 2021 and September 30, 2021 respectively.

Proceedings related to the Imposition of Entry Tax

Vedanta Limited and other Group companies, i.e., Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine-judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine-judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgment, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

During the current period, HZL has, under an Amnesty Scheme, settled the entry tax matter by making a payment of ₹ 1,342 million ($ 18 million) against total claims of ₹ 2,000 million ($ 27 million).

The total claims against Vedanta Limited and its subsidiaries are ₹ 14,119 million and ₹ 12,344 million ($ 166 million) net of provisions made as at March 31, 2021 and September 30, 2021 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by its order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO sought a refund of the Cess amounting to ₹ 345 million ($ 5 million) it had already paid till March 2006 under protest.

The State of Chhattisgarh filed a Special Leave Petition before the Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery of the same. In case the Supreme Court overturns the decision of the High Court, BALCO would be liable to pay an additional amount of ₹ 9,304 million and ₹ 9,750 million ($ 131 million) as at March 31, 2021 and September 30, 2021 respectively. Accordingly, the total liability on the Group would be ₹ 9,650 million and ₹ 10,090 million ($ 136 million) as at March 31, 2021 and September 30, 2021 respectively.

BALCO: Electricity Duty

The Group operates a 1,200 MW power plant (“the Plant”) which commenced production in July 2015. Based on the Memorandum of Understanding signed between the Group and the Chhattisgarh State Government, the management believes that the Plant is covered under the Chhattisgarh Industrial policy 2004-09 which provides exemption of electricity duty for 15 years. In the period ended September 30, 2021, the Chief Electrical Inspectorate, Raipur (“CIE”) issued a demand notice for electricity duty and interest thereon of ₹ 8,880 million ($ 120 million) and ₹ 5,880 million ($ 79 million) respectively for the period March 2015 to March 2021.

The Group carries an accrual for electricity duty of ₹ 8,780 million and ₹ 8,936 million ($ 120 million) as at March 31, 2021 and September 30, 2021 respectively. The Company has requested the CIE to allow payment of the principal amount over a period of 5 years along with a waiver of interest demand. As at September 30, 2021, an amount of ₹ 6,210 million ($ 84 million) relating to interest has been considered as a contingent liability.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 19,442 million and ₹ 19,769 million ($ 267 million) as at March 31, 2021 and September 30, 2021 respectively relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowances of tax holidays and depreciation under the Income-tax Act, 1961 and interest thereon which are pending at various appellate levels. Penalty, if any would be additional. Refer note 8(b) for other income tax disputes.

Based on detailed evaluations, supported by external legal advice where necessary, the Group believes that it has strong merits and no material adverse impact is expected.

Miscellaneous other disputes

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 47,820 million and ₹ 45,999 million ($ 704 million) as at March 31, 2021 and September 30, 2021 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

16. Related party transactions

Ultimate controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’).

List of related parties and relationships

The Group carries out transactions in the normal course of business with its related parties, including its parent Vedanta Resources Limited (VRL), and the companies over which it has significant influence. A summary of significant related party transactions for the six months ended September 30, 2020 and 2021 and closing balances as at March 31, 2021 and September 30, 2021 are noted below.

The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

List of related parties and relationships –

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited (VRL)

•	Vedanta Resources Holdings Limited #

•	Twin Star Holdings Limited #

•	Finsider International Company Limited #

•	Westglobe Limited #

•	Welter Trading Limited #

•	Richter Holdings Limited #

•	Vedanta Resources Finance Limited #

•	Vedanta Resources Cyprus Limited #

•	Vedanta Holdings Mauritius Limited #

•	Vedanta Holdings Mauritius II Limited #

•	Vedanta Holdings Jersey Limited #

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines*

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

•	Twin Star Technologies Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation Scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

•	FACOR Superannuation Trust##

•	FACOR Employees Gratuity Scheme##

D)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Ltd

•	Goa Maritime Private Limited

E)	Other Related Parties (with whom transactions have taken place)

Enterprises over which key management personnel/their relatives have control or significant influence

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Fujairah Gold Ghana

•	Runaya Refining LLP

•	Minova Runaya Private Limited

*

Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. The Group had total receivable of ₹ 2,107 million (net of provision of ₹ 4,234 million) as at March 31, 2021 and ₹ 2,140 million ($ 29 million) (net of provision of ₹ 4,280 million ($ 58 million)) as at September 30, 2021.

#	These entities are subsidiary companies of VRL and VRL through its subsidiaries holds 65.18% in Vedanta Limited.

##	Acquired during the previous year ended March 31, 2021.

The below details provide the total amount of transactions that have been entered into with related parties for the relevant period. The significant transactions relate to the normal sale and purchase of goods and loans and investments.

Transactions and balances with own subsidiaries are eliminated on consolidation.

		Entities controlling the company/ Fellow Subsidiaries (₹ in million)	Associates/Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)
	Income:
(i)	Sales	3,544	—	37	3,581
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs)	879	—	—	879
b)	Outsourcing service income	16	—	—	16
c)	Dividend income	17	—	—	17
	Expenditure and other transactions:
(i)	Purchases of goods/services	—	—	91	91
(ii)	Management and brand fees expenses	2,819	—	—	2,819
(iii)	Corporate social responsibility Expenditure / donation	—	—	176	176
(iv)	Guarantee commission expense	544	—	—	544
	Transactions during the period:
(i)	Loans given / (repaid)	39,374	—	—	39,374
(ii)	Financial guarantee given / (taken)	31,786	—	8	31,794
(iii)	Financial guarantee relinquished	—	—	12	12

		Entities controlling the company/ Fellow Subsidiaries (₹ in million)	Associates/ Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)
	Balances as at year end:
(i)	Trade Receivables	466	—	—	466
(ii)	Loans to (refer note 16(3))	70,663	49	—	70,712
(iii)	Receivable from (including brand fee prepaid) (refer note 16(2, 4))	9,271	10	23	9,304
(iv)	Trade Payables	973	—	215	1,188
(v)	Payable to (including brand fee payable) (refer note 16(4))	2,078	—	866	2,943
(vi)	Guarantees outstanding given	10	—	47	57
(vii)	Banking Limits assigned/utilised/renewed to/ for group companies (refer note 16(1))	1,150	—	—	1,150
(viii)	Remuneration, commission and consultancy fees payable to KMP and their relatives	—	—	61	61

		For the six months ended September 30, 2021
		Entities controlling the company/ Fellow Subsidiaries (₹ in million)	Associates/ Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)	Total (US dollars in million)
	Income:
(i)	Sales	6,203	—	0	6,203	84
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs) (Refer note 16(3))	3,660	—	—	3,660	49
b)	Outsourcing Service Income	18	—	—	18	0
c)	Dividend Income	15	—	—	15	0
	Expenditure and other transactions:
(i)	Purchases of goods/services	746	—	722	1,468	20
(ii)	Management and brand fees expenses (refer note 16(4))	7,044	—	—	7,044	95
(iii)	Reimbursement of other expenses of other expenses (net of recovery)	5	—	(0)	5	0
(iv)	Corporate social responsibility Expenditure / donation	—	—	223	223	3
(v)	Contribution to post retirement employee benefit trust	—	—	297	297	4
(vi)	Guarantee commission expense (refer note 16(2))	730	—	—	730	10
(vii)	Dividend paid
	-To holding companies	44,820	—	—	44,820	604
	-To key management personnel	—	—	0	0	0
	-To relatives of key management Personnel	—	—	3	3	0
	Transactions during the period:
(i)	Loans given / (repaid) (refer note 16(3))	(16,102)	—	—	(16,102)	(217)
(ii)	Financial guarantee given / (taken)	—	—	—	—	—
(iii)	Financial guarantee relinquished	10	—	22	32	0

		As at September 30, 2021
		Entities controlling the company/ Fellow Subsidiaries (₹ in million)	Associates/ Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Balances as at year end:
(i)	Trade Receivables	328	—	—	328	4
(ii)	Loans to (refer note 16(3))	53,059	49	—	53,108	716
(iii)	Receivable from (including brand fee prepaid) (refer note 16(2,4)	3,803	10	23	3,836	52
(iv)	Trade Payables	305	—	227	532	7
(v)	Payable to (including brand fee payable) (refer note 16(4))	2,632	—	738	3,370	45
(vi)	Guarantees outstanding given / (taken)	—	—	26	26	0
(vii)	Banking Limits assigned/utilised/renewed to/for group companies (refer note 16(1))	1,150	—	—	1,150	16
(viii)	Remuneration, commission and consultancy fees payable to KMP and their relatives	—	—	44	44	1

(1)

Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

(2)	Cairn PSC and OALP guarantee to Government

Vedanta Resources Limited (“VRL”), as a parent company, has provided financial and performance guarantee to the Government of India for erstwhile Cairn India group’s (“Cairn”) obligations under the Production Sharing Contract (‘PSC’) provided for onshore block RJ-ON-90/1, for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfil its obligations under the PSC.

During the year ended March 31, 2021, the Board of Directors of the Company has approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of ₹ 371 million (US$ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, Cairn Energy Hydrocarbons Ltd (“CEHL”).

Similarly, VRL has also provided financial and performance guarantee to the Government of India for the Company’s obligations under the Revenue Sharing Contract (‘RSC’) in respect of 51 Blocks awarded under the Open Acreage Licensing Policy (“OALP”) by the Government of India. During the year ended March 31, 2021, the Board of Directors of the Company has approved a consideration to be paid for this guarantee consisting of one-time charge of ₹ 1,854 million (US$ 25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approx. ₹ 74,160 million (US$ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of ₹ 742 million (US$ 10 million) and maximum fee of ₹ 1,483 million (US$ 20 million) per annum.

Accordingly, the Group has recorded a guarantee commission expense of ₹ 540 million and ₹ 729 million (US$ 10 million) for the period ended September 30, 2020 and 2021 respectively and ₹ 1,610 million and ₹ 1,990 million (US$ 27 million) is outstanding as a pre-payment as at March 31, 2021 and September 30, 2021 respectively.

(3)

During the year ended March 31, 2021, as part of its cash management activities, the overseas subsidiaries of the Company extended certain loans and guarantee facilities to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”). Further, certain terms of the facilities were modified which resulted in substantial modification of the instruments. The guarantee was also extinguished.

Thereafter, in March 2021, since the credit default swap rates had stabilised, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the Company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related third parties by the VRL group during the same period. As per the accounting requirements of IFRS 9 – ‘Financial Instruments’ with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to ₹ 5,360 million (US$ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder.

During the period ended September 30, 2021, the VRL group repaid ₹ 16,102 million (US$ 217 million) of the aforesaid loans, along with interest thereon. Furthermore, during the period, the overseas subsidiaries of the Company, executed agreements with TSH to novate ₹ 22,248 million (US$ 300 million) due for repayment in June 2022 to another subsidiary of VRL, which is guaranteed by VRL. This transaction did not have any material impact on the financial results for the current period.

The comparative information as at and for the half year ended September 30, 2020 reflects adjustments made by the Company in the interim condensed consolidated financial statements as at and for the nine months ended December 31, 2020, whereby it had reduced the equity and carrying value of assets and increasing the liabilities by ₹ 3,367 million (US$ 46 million), ₹ 2,810 million (US$ 38 million) and ₹ 560 million (US$ 8 million) respectively and recorded net additional income of ₹ 141 million (US$ 2 million) for the half year ended September 30, 2020.

As of September 30, 2021, loans having contractual value of ₹ 55,545 million (US$ 749 million) were outstanding from the VRL group.

(4)

In 2017, the Group had executed a three-year brand license agreement (“the Agreement”) with Vedanta Resources Ltd (‘VRL’) for the use of brand ‘Vedanta’ which envisaged payment of brand fee to VRL at 0.75% of turnover of the Company. Later, certain subsidiaries of the Company executed similar agreements with VRL to pay brand fee ranging between 0.75%—1.50 % of their respective turnover. During the previous year ended March 31, 2021, the Agreement with the Company and some of its subsidiaries was renewed and certain additional services were also agreed to be provided by VRL. Based on updated benchmarking analysis conducted by independent experts, the brand and strategic service fee was re-negotiated at 2% of the turnover, while for the remaining subsidiaries the previous rates remain unchanged. Accordingly, the Group has recorded an expense of ₹ 2,550 million and ₹ 6,810 million (US$ 92 million) for the period ended September 30, 2020 and 2021 respectively. The Group generally pays such fee in advance, at the start of the year based on estimated annual turnover.

17.	Subsequent events

On November 23, 2021, VRL through its wholly owned subsidiaries, Twin Star Holdings Limited and Vedanta Netherlands Investments B.V., purchased 167,500,000 shares of the Company at a price of ₹ 350 per share, thereby increasing its overall stake from 65.2% to 69.7% of the total paid-up equity share capital of the Company.

There are no material adjusting or non-adjusting subsequent events, except as already disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated Interim financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal year 2021. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, glass substrate and commercial power and have a presence across India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, and Liberia. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under IBC, in line with the Resolution Plan approved by NCLT, Kolkata and further acquisition of additional 5.5% stake in ESL through open market in fiscal year 2020 and by successfully growing our acquired businesses.

We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. For more information refer our Annual Report on 20F for fiscal year ended March 31, 2021, filed with SEC on July 19, 2021, We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis.

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization and other exceptional items, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2020	2021
	(In percentages)
Revenue:
Zinc India	25.6	21.0
Zinc International	2.8	3.7
Oil and gas	8.4	9.2
Iron ore	4.2	5.3
Copper	11.7	12.1
Aluminium	34.1	38.5
Power	7.9	4.3
Steel	5.2	4.6
Corporate and others	0.2	1.2

Total	100.0	100.0

Operating Profit:
Zinc India	48.9	33.2
Zinc International	2.7	2.9
Oil and gas	3.5	8.4
Iron ore	5.2	7.5
Copper	(2.2)	(1.4)

	For the Six Months Ended September 30,
	2020	2021
	(In percentages)
Aluminium	33.1	46.3
Power	8.6	2.0
Steel	2.4	0.7
Corporate and others	(2.3)	0.3

Total	100.0	100.0

Segment Profit (1):
Zinc India	42.3	32.9
Zinc International	3.1	3.4
Oil and gas	12.3	11.9
Iron ore	4.3	6.4
Copper	(0.7)	(0.7)
Aluminium	28.1	40.6
Power	8.2	3.0
Steel	2.7	1.4
Corporate and others	(0.4)	1.1

Total	100.0	100.0

Note:

(1)

Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization, other exceptional item, and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2020		2021		2021
	(In million)
Zinc India:
Operating profit/(loss)	₹	33,016	₹	53,511	$722
Plus:
Depreciation and amortization	₹	11,650	₹	13,043	$176
Other Item*		—	₹	1,342	$18

Segment profit	₹	44,666	₹	67,896	$916

Zinc International:
Operating profit/(loss)	₹	1,832	₹	4,615	$62
Plus:
Depreciation and amortization	₹	1,436	₹	2,411	$33

Segment profit	₹	3,268	₹	7,026	$95

Oil and gas:
Operating profit/(loss)	₹	2,366	₹	13,541	$183
Plus:
Depreciation and amortization	₹	10,636	₹	9,532	$129
Other Item*			₹	1,475	$20

Segment profit	₹	13,002	₹	24,548	$331

Iron ore:
Operating profit/(loss)	₹	3,494	₹	12,095	$163
Plus:
Depreciation and amortization	₹	1,096	₹	1,163	$16

Segment profit	₹	4,590	₹	13,258	$179

Copper:
Operating profit/(loss)	₹	(1,454)	₹	(2,190)	$(30)
Plus:
Depreciation and amortization	₹	765	₹	728	$10

Segment profit	₹	(689)	₹	(1,462)	$(20)

Aluminium:
Operating profit/(loss)	₹	22,305	₹	74,602	$1,006
Plus:
Depreciation and amortization	₹	8,353	₹	9,105	$123
Impairment	₹	(950)		—	—

Segment profit	₹	29,708	₹	83,707	$1,129

Power:
Operating profit/(loss)	₹	5,804	₹	3,221	$43
Plus:
Depreciation and amortization	₹	2,902	₹	2,878	$39

Segment profit	₹	8,706	₹	6,099	$82

Corporate and Others:
Operating profit/(loss)	₹	(138)	₹	1,870	$25
Plus:
Depreciation and amortization	₹	2,602	₹	2,862	$39
Other Item*		—	₹	459	$6

Segment profit	₹	2,464	₹	5,191	$70

*	For other item refer note no 5(c) of Unaudited Condensed Consolidated Interim Financial Statements.

Our Business

Overview

We are a globally diversified natural resources company with low-cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan, and Liberia and have over 15,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have expanded our existing business across oil and gas, copper, zinc, aluminium, and iron ore and acquired new businesses, such as, the steel business through acquisition of ESL in 2018. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia, and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 77.0% market share by sales volume of the Indian zinc market in fiscal year 2021, according to the India Lead Zinc Development Association (“ILZDA”). Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2021, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG.

We are one of the two custom copper smelters in India with a 22.0% primary market share by sales volume in fiscal year 2021, according to the International Copper Association (India).

Zinc Business

Our fully integrated Zinc India business is owned and operated by HZL. In 2021, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally. Our Zinc International business comprises of:

(i)	100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and

(ii)	74.0% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg mine in South Africa.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary – CIHL. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch, and Cauvery.

Vedanta Limited is primarily engaged in the business of exploration, development, and production of crude oil, gas, and related by-products. Oil and gas business continue to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production.

Iron Ore Business

We are engaged in the exploration, mining, and processing of iron ore. In India, we own the rights to reserves consisting of 76.22 million tons of iron ore at an average grade of 47.83%, as of March 31, 2021. In addition, we manufacture pig iron and metallurgical coke, and operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEFCC and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018, wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018, until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the Mines and Minerals Development Regulation Act, 1957 (“MMDR Act”). Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano River deposits.

Copper Business

Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery, and a copper rod plant and three blister/secondary material processing plant at Silvassa in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014, following a rock falling on the ventilation shaft in June 2014.

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013, allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013, that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India. In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018, ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018, has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019, challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019, set aside the judgements of NGT solely on the basis of maintainability and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequently, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the Court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an interlocutory application (“IA”) was filed by Vedanta Limited.

The Matter was then listed on December 2, 2020 before the Supreme Court Bench, which, after having heard both the sides concluded that the interim relief in terms of trial run could not be allowed at that point. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case will be listed once physical hearing resumes in the Supreme Court

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, the Chotia coal block, 1,710 MW captive power plants, an alumina refinery (operations of which have been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant. In March 2007, Vedanta Limited began the progressive commissioning of a 1,000,000 tpa Greenfield alumina refinery, which expanded to 1.4 mmtpa of installed capacity in Fiscal Year 2017, and the debottlenecked capacity has reached 2 mtpa as of March 31, 2021.

We also own a 0.5 million tpa aluminium smelter and we are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda, which will increase our total capacity to 1.75 million tpa at Jharsuguda, subject to obtaining requisite government approvals. We also have associated 1,215 MW and 1,800 MW (three units of 600 MW each) coal based captive power plants at Jharsuguda. Our 1.25 million tpa smelter initially commenced production on December 1, 2015, and 1,233 pots have been capitalized as of September 30, 2021.

Power Business

We operate multiple power plants across locations in India. Our power business comprises a 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 474 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

Our 600 MW thermal coal-based commercial power facility at Jharsuguda has a power purchase agreement with GRIDCO Limited (“GRIDCO”), a nominee of the state government of Odisha.

Our 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab has power purchase agreement with PSPCL.

Our power business also includes 274 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India which has been put under care and maintenance from May 26, 2017.

Steel Business

We operate the steel business through ESL in which we have 95.49% ownership interest as at March 31, 2021. ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce, and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply and demand for zinc, lead, silver, oil, gas, iron ore, copper aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles have historically influenced and are expected to continue to influence our financial performance.

During the six months ended September 30, 2021, the commodity prices positively impacted our revenue and operating profit. During the first half of fiscal year 2022 average prices were up by 95.1% for Brent, 57.6% for Aluminium, 60.0% for copper, 37.2% for zinc, 25.9% for lead and 24.7% for silver compared to the first half of fiscal year 2021.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuates based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated, and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2021, 82% of BALCO’s alumina requirement and 45% of Jharsuguda’s alumina requirement were purchased from third parties, with the rest supplied by our Lanjigarh alumina refinery.

The following table sets forth the daily average zinc and Aluminium LME prices for the six months ended September 30, 2020, and 2021:

	For the Six Months Ended September 30,
	2020	2021
	(In US dollars per ton)
Zinc LME	$2,154	$2,955
Lead LME	$1,776	$2,237
Aluminium LME	$1,604	$2,528
Silver LBMA*	$20.4	$25.5

*	Silver is denominated in $/oz

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affects result of operations of our oil and gas business and decline in crude oil prices may adversely affect revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects or those in early stages of development.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six months ended September 30, 2020, and 2021:

	For the Six Months Ended September 30,
	2020	2021
	(US dollar per barrel)
European Brent	$36.5	$71.2

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

Rajasthan crude oil is benchmarked to dated Brent for private refiners and for PSU refiners it is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg, Ekofisk and Troll crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva and Cambay crude oil are also benchmarked to Bonny Light, with appropriate adjustments for crude quality. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity, and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty.

We currently operate a two metallurgical coke plants and a pig iron plant with an installed capacity of 522,000 TPA ,120,0000 TPA and 832000 TPA respectively in Goa and Maharashtra. The second Metcoke plant was acquired in first half of fiscal year 2020, at Sindudhurg, Maharashtra, which became operational on September 9, 2019. We have recently acquired 2 units of Metcoke plant at Bhachau and Khambalia in Gujarat. The plant is merchant metallurgical coke plant. It has Operational capacity of 0.7 MTPA. This acquisition was made in April 2021 and first coke production started from July 2021.

We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

The following table sets forth the daily average iron ore prices (62% iron) for the six months ended September 30, 2020, and 2021:

	For the Six Months Ended September 30,
	2020	2021
	(US dollar per dmt)
China Imported Iron Ore Fines (62% iron, cost, and freight Tianjin Port)	$105.6	$181.2

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. During the current year, as the smelter operations at Tuticorin is shut, the company has procured Anodes and Cathodes with negotiated Rc and premiums. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized in first haft of fiscal year 2022 and corresponding period of last year

	For the Six Months Ended September 30,
	2020	2021
Copper Rc	$73/t	$123/t
Copper LME	$5,956/t	$9,531/t

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. In the case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with PSPCL. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets.

The average power realization price (excluding TSPL) for the six months ended September 30, 2020, and September 30, 2021 was ₹ 3.14 and ₹ 3.16 per unit respectively. The average power realization price for TSPL for the six months ended September 30, 2020, and September 30, 2021 was ₹ 3.10 per unit and ₹ 3.76 per unit respectively based on the Plant Availability Factor (“PAF”).

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market. More than 81.9% of the sales in steel business happened in domestic market (75.7% in the same corresponding period of fiscal year 2021) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore bearing raw material (‘IBRM’) and coking coal. IBRM is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy” in 20F March 31, 2021. As a result, we endeavor to sell large quantities of our products in India.

Hedging

Our usual policy is to sell products at prevailing market prices and not to enter into price hedging arrangements. Hence no such contract to forward sell the any of the commodity has been executed for six months ended September 30, 2021 and September 30, 2020.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, energy cost, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business includes expenditures incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME prices a pass through for us as both the copper concentrate purchases, and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts.

Our iron ore business meets its most of the power requirement through its two captive power plants of 30 MW each and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators.

Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement mostly from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited through linkage coal, linkage auction coal, captive coal blocks and any other sources.

In November 2019, we participated in coal block auction and was awarded the Jamkhani coal mine located in the State of Odisha, India. We executed the coal mine development and production agreement (“CMDPA”) with the GoI on December 18, 2019 for an approved mine capacity plan of 2.6 mtpa, with a potential to produce approximately 10 mtpa.

More recently, Vedanta Limited is the successful bidder of the Radhikapur (West) coal block in tranche 11 of the coal block auction. We executed the CMDPA with the GoI on January 11, 2021. The mine has a capacity of 6 mtpa. We also won the bid for the Kuraloi (A) North coal block during the first tranche of auction under the MMDR Act. Vedanta Limited executed the CMDPA with GoI on September 3, 2021. The mine has a capacity of 8 mtpa, for meeting our coal requirements.

HZL continues to import coal from third party suppliers. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

For our zinc and iron ore business and the portions of our aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production.

In our iron ore businesses, the ore extraction, and its processing costs to produce saleable ore is generally a small percentage of overall cost of production.

In our aluminium business, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. The cost of bauxite makes up for almost 55% of the cost of production, wherein bauxite logistics is a significant component. Our bauxite sourcing is from several sources including Odisha mining corporation (OMC) and other local and global suppliers.

In iron ore, significant cost of production in our iron ore business includes the royalty that the miner pays on dispatch of iron ore from mines at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments” in 20F March 31, 2021.

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs.

The operations and maintenance activities at the Jharsuguda 3,615 MW power facilities, BALCO 1,740 MW and TSPL 1,980 MW power facilities are outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent relatively significant portion of our costs of production.

The cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues, where applicable, represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized Rc and cost of production for each of our metals, power, oil, and gas for the six months ended September 30, 2020, and 2021:

	For the Six Months Ended September 30,
	Unit of Measurement	2020	2021
	(In US dollars per ton, except as indicated)
Refining Charges (Rc) (1)		$73	123
Cost of production before by-product revenue (2)
Zinc India (3)		$1,295	1,563
Zinc International (4)		$1,465	1,596
Oil and Gas (5)	$/boe	18.5	33.2
Iron ore (6)		$—	—
Steel (7)		$349	545
Copper smelting and refining (8)	¢/lb	—	—
Aluminium (9)		$1,278	1,588
Power – Jharsuguda 600 MW plant(10)	₹/unit	2.3	2.5

Cost of production net of by-product revenue (2)
Zinc India (3)		$1,259	1,495
Zinc International (4)		$1,349	1,358
Oil and Gas (5)	$/boe	18.5	33.2
Iron ore (6)		$—	—
Steel (7)		$349	545
Copper smelting and refining (8)	¢/lb	—	—
Aluminium (9)		$1,278	1,587
Power – Jharsuguda 600 MW plant(10)	₹/unit	2.3	2.5

Notes:

(1)	Represents our average realized Rc for the period.
(2)

Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(3)

Cost of production of zinc before by-product revenue increased from $1,295 per ton for the six months ended September 30, 2020, to $1,563 per ton for the six months ended September 30, 2021. The cost of production increased due to input commodity price increase (coal, diesel, metcoke, etc.), higher revenue mine development and royalty due to higher LME partially offset by benefits from operational efficiencies and better recoveries.

(4)

Cost of production before by-product credit increased from $1,465 per ton for the six months ended September 30, 2020, to $1,596 per ton for six months ended September 30, 2021. This was mainly driven by exchange rate appreciation and inflation linked increases on manpower, contractors, and energy & water costs.

(5)

Cost of production for oil and gas was $33.2 per net boe for six months ended September 30, 2021, in comparison to $18.5 per net boe for six months ended September 30, 2020. The Cost of production has increased primarily on account of higher cess expense (being ad-veloram) on account of increased realizations during the current period and increase in production cost.

(6)

Cost of production for iron ore for the period ending September 30, 2020 and September 30, 2021 was not considered due to suspension of mining in Goa pursuant to Hon’ble Supreme Court judgement dated February 7, 2018 directing mining operations of all companies in Goa to stop with effect from March 16, 2018.

(7)

Cost of production after adjusting by-product revenue increased from $349 per ton in first half of the fiscal year 2021 to $545 per ton in the first half of the fiscal year 2022. The raise in cost was mainly on account of increase in prices of IBRM/coke rates & increased use of purchased coke.

(8)	It shall be noted that the operations of smelter has been halted since March 2018 pursuant to order by TNPCB.
(9)

Cost of production before adjusting by-product revenue increased from $1,278 per ton in first half of fiscal year 2021 to $1,588 per ton in the first half of fiscal year 2022. The cost increase was mainly due to increase in alumina price indices and headwinds in most input commodity prices, higher power cost due to coal cost and rupee appreciation.

(10)	Power cost at Jharsuguda 600 MW plant has increased from ₹ 2.3/unit to ₹ 2.5/unit.

We explain the cost of production for each metal as set forth below:

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, which is under care and maintenance since April 2020, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high-grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electro-winning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrator costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Cost of production at Gamsberg mine consists of direct mining costs, concentrator costs, TcRc and direct services cost. At Gamsberg mine there is no significant by-product. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc and lead metal-in-concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc and lead metal-in-concentrate produced.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material IBRM comprises iron ore fines, lumps, pellets, and mill scale; Coking coal comprises hard coking, semi soft coking coal, high fluidity coal etc.; and fluxes comprises of lime and Dolomite. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

•

Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium assets. The cost of production before by-product revenue includes cost of purchased alumina and bauxite and conversion of bauxite to alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•

Cost of production of power for Jharsuguda 600 MW power plant (excluding 274 MW HZL power plant), the TSPL 1,980 MW, BALCO 300 MW IPP power plant and the 106.5 MW MALCO’s power plant includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2020	2021
		(‘000 tons except where otherwise stated)
Zinc India	Zinc	338	350
	Lead (1)	101	95
	Silver (tonnes) (1)	320	313
Zinc International
- Skorpion	Zinc	—	—
- BMM	Copper (2)	2	3
	Zinc (2)	13	14
	Lead (2)	15	17
- Gamsberg	Zinc (2)	60	85
	Lead	—	1
Oil and Gas (on net basis) (3)	Crude Oil (mmbbls)	11.3	9.4
	Natural Gas (bscf) (4)	8.2	10.2
Iron Ore	Saleable Ore Production (million dmt)	2.4	2.8
Steel	Pig Iron	110	90
	Billet	135	84
	TMT	95	155
	Wire rod	140	183
	DI pipe	47	72
Copper	Copper cathode (5)	41	58
	Copper rods	51	53
Aluminium	Ingots (6)	681	718
	Value Added Products (6)(7)	246	394
	Hot Metal	13	7
Power	Power (Million Units)	5,843	5,621

Notes:

(1)	Refers to production excluding captive consumption
(2)	Refers to mined metal content in concentrate.
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for production of one ton of copper rods.
(6)	Includes production capitalized in first half of fiscal years 2021 and 2022 of 0.1 kt and 9.7 kt respectively
(7)	Value added products of Aluminium include production of billets, rods and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing, and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts.

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan and KG-ONN-2003-1 blocks as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return/investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of Profit Petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at September 30,
	2019	2020	2021
Ravva	60%*	70%	70%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Rajasthan – DA1	40%	50%#	60%
Rajasthan – DA2	40%	50%#	50%
Rajasthan-DA3	20%	30%#	30%
KG-ONN-2003-1	15%	15%	15%

*	70% w.e.f. October 28, 2019.

With the increase in the operations and revenue in each block, the above-mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

#	Pursuant to the Delhi High court order dated March 26, 2021, the Company has paid 10% additional share in Profit Petroleum from May 14, 2020, onwards.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due to a part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon, and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

Products	March 01, 2016, to July 05, 2019	July 06, 2019, to March 27, 2021	March 28, 2021 to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5%	5%
Lead	5.0%	5%	5%
Silver	10.0%	12.5%	7.5%
Aluminium	7.5%	7.5%	7.5%
Steel	10.0%	10%	7.5%

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver was 3.0%, however via budget 2021, the rate has been changed to 10% and further, Agriculture and Infrastructure Development Cess (AIDC) has been introduced @ 2.5%.). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

The import duty at the rate of 2.5% is levied on copper concentrate.

In GST regime, on import of coal, following duties are levied under customs act which was applicable from July 01, 2017:

•	Basic custom duty (BCD) at the rate of 2.5% which is non creditable;

•	Integrated Goods and Service Tax (IGST) at the rate of 5% which is a creditable duty;

•	GSTC Cess @ 400/ MT cess- for which proportionate refund is available with respect to exported goods in ratio of export turnover /total turnover.

Goods imported for the purposes of “petroleum operations” are exempt from customs duty under Notification No 50/2017 - Customs dated June 30, 2017; sr. no. - 404; condition number 48. Similar exemption was given in pre-GST regime vide Notification No 12/2012 - Customs dated March 17, 2012; sr. No. - 358 and 359; condition number 42 and 43 respectively (further amended by Notification No 12/2016- Customs dated March 01, 2016; sr. no. - 357A; condition no 40a.

Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which may vary from approximately 24.0% to 27.0% depending upon the classification of goods as mentioned in the customs tariff 2018 - 19.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2020 and 2021 exports accounted for 20.0% and 26% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

Products	April 01, 2015 to November 11, 2016	November 11, 2016 to February 03, 2020	February 04, 2020 to present
Zinc concentrate	1.0%	Nil	Nil
Zinc ingots	1.9%	1.5%	1.3%
Lead concentrate	1.0%	Nil	Nil

In fiscal years 2020 and 2021, exports accounted for 29% and 7.58%, respectively, of our copper business revenue from India. With effect from April 01, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In this scheme, no export incentive was notified for copper products.

In fiscal years 2020 and 2021, exports accounted for 61.5% and 60% respectively, of our aluminium business’ revenue. As per government policy, MEIS (Merchandise Exports from India Scheme) is about 2% of FOB value of exports. However, we realized lesser upon actual sale (approximately 90% to 95% of amount due), thereby effectively translating to 1.8%—1.9% upon realization. Ministry of Commerce notified a capping of ₹ 20 million on MEIS from September 01, 2020 till further notification. In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2.0% of the F.O.B value of exports made to the countries specified under MEIS. The said scheme was implemented under the Foreign Trade Policy of India in 2015 - 20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand (“specified markets”). As exports feel the impact of the pandemic, the Indian Government has extended the validity of Foreign Trade Policy 2015 - 2020 to March 31, 2021. The Government has further extended the Foreign Trade Policy till September 30, 2021. In order to boost exports and make Indian exports cost competitive, the Government has introduced a scheme for Remission of Duties and Taxes on Exported Products (“RoDTEP”) with effect from January 01, 2021, replacing the MEIS. It is a mechanism to reimburse various taxes/duties/ levies, at the central, state, and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism). The notified rates are as follows:

Rates
Aluminium and Power (Capping in terms of Qty)	2.2%
BALCO (Capping in terms of Qty)	2.2%
Zinc Ingots (Capping Rs 3300/ MT)	2%
Lead Ingots	1.4%
Copper Wire Rod	0.6%
Copper Cathode	0.3%

The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the Foreign Trade Policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the FOB value of exports). The GoI levied export duty on iron ore fines and lumps at a rate of 20.0% on FOB value and further increased to 30.0% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and equal to or more than 58.0% Fe, duty rate is 30.0% and for iron ore lumps it is 30.0%. Effective from March 01, 2016 till date, the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and equal to or more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties, and cess payments

Income tax on Indian companies during fiscal year 2022 is charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and health and education cess at a rate of 4.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.944%. Non-resident companies is charged at a statutory rate of 40.0% plus a surcharge of 5.0% on the tax and health and education cess at a rate of 4.0% on the tax including surcharge. Hence, applicable effective corporate tax rate from fiscal year 2018 is 43.68%. GoI vide Taxation Laws (Amendment) Act, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge, this results into effective tax rate of 25.17%.

The concessional tax rate is applicable subject to surrender of specified deductions/ incentives by the Company exercising the option. These incentives, among others, include deductions relating to (i) newly established units in Special Economic Zones, (ii) expenditure on scientific research and skill development projects, (iii) investment in new machinery/ plant in notified backward areas, (iv) additional depreciation of new machinery/ plant, and (v) various other Chapter VI-A provisions.

i.

A corporate taxpayer is required to exercise its option of being governed under concessional tax regime before due date of filing of tax return. Option once exercised cannot be withdrawn and applicable to all subsequent tax years. This is effective from April 01, 2019.

ii.

Further, the Amendment Act 2019, provides an option for New Domestic Manufacturing Companies (“NDMC”) to pay effective tax rate @ 17.16% (i.e., statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4% on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up on or after October 1, 2019 and commences manufacturing before March 31, 2023. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies will not include companies: (a) formed by splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).

Tax rate applicable under Minimum Alternate Tax (MAT) regime – Domestic Company

Profits of companies in India are subject to either regular income tax or MAT, whichever is greater. The effective MAT rate during fiscal year 2019 for Indian companies was 21.55%. For non-resident companies the MAT rate was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years subject to certain conditions.

The Amendment Act 2019 reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for Indian Companies for fiscal year 2020, 2021 and 2022 would be 17.47%. Further, companies opting for concessional tax regime would not be required to pay MAT. For non-resident foreign companies, the effective MAT rate, as per the Tax Amendment Act 2019, reduced from 20.01% to 16.38% of the book profit.

Dividend Distribution Tax (“DDT”)

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, DDT is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the DDT to more than 20.0% from 16.995% in the earlier year. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective DDT rate of 20.6% from April 01, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

The Finance Act 2020 has repealed the DDT. Companies are now required to pay/distribute dividend after deducting applicable withholding taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates which is applicable from April 01, 2020.

Goods and Service tax (effective July 01, 2017)

The transition to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, CVD and special additional duty, central sales tax and value added tax) were subsumed into GST. Consequently, the Taxable events which existed before GST era were replaced by a single Taxable event of supply of goods and services under GST. Basic customs duty (BCD) and related customs cess continue to be applicable on import of goods.

Taxes under GST apply as follows:

•	Central goods and service tax and state goods and services tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of iron ore attracts GST at the rate of 5.0%, whereas silver attracts GST at 3.0%. Further, crude oil and natural gas will be subject to GST from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated goods and service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S. No- 404 condition no-48. BCD continues to be exempt. Similar exemption notifications for domestic procurements have been issued to tax inter-state and intra-state supplies of goods for petroleum operations at an effective rate of 5.0%. Procurement of coal attracts GST compensation cess at ₹ 400 per ton in addition to the GST rate of 5.0%. Effective July 01, 2017, CVD and SAD has been subsumed in integrated goods and service tax which is applicable at the rates as mentioned in below table:

Percentage of F.O.B Value of exports	Integrated Goods and Service Tax rate from July 01, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%
Steel	18.0%

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa, and Karnataka in India based on extraction of bauxite, lead-zinc, and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 01, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines.

Royalty is also being payable at Cairn to the State Government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. Apart from the same, the Cess is also paid to the GoI. Generally, in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the RJ Block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess was paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess was paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (“NCCD”) is paid at the rate of ₹ 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of ₹ 1 per mt. Sales Tax payments are made at the rate of 2.0% (central sales Tax) on sale of crude oil and at the rate of 2.0% (central sales Tax) and 10% (value added Tax) on natural gas.

For the Ravva block, until October 27, 2019, royalty is paid at the rate of ₹ 481 per MT for crude oil and cess is fixed at the rate of ₹ 900 per MT; pursuant to extension of Ravva PSC from October 28, 2019, royalty is paid at 10% of Well head value on crude oil and cess is paid at the rate of 20.0% ad-Valorem on crude oil. Royalty on natural gas is 10.0% of well-head value of gas (typically 9% of natural gas revenue). Sales Tax payments stand at 2.0% (central sales Tax) or 5.0% (value added Tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per mt and Basic Excise Duty (“BED”) is paid at the rate of ₹ 1 per mt. Sales Tax payments (central sales Tax) are made at a rate of 2.0% on crude oil and 15.0% (value added Tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%

Tax Incentives

Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

(i)	The location-based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (“MAT”). The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. Haridwar and Pantnagar units were eligible for deduction at 30.0% of taxable profits but the benefits were available only till 31 March 2021, i.e., the same has expired for current fiscal year 2022.

(ii)	Sectoral Benefit—Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of up to 100.0% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions. The Group currently has total operational capacity of 8.4 GW of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions. The Group has power plants which benefit from such deductions, at various locations of HZL (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited, and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn).

(iii)	Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100.0% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn oil and gas business and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

(iv)	Special Economic Zone – SEZ

Provided certain conditions are met, profits of newly established undertakings located in SEZ may benefit from a tax exemption. Such a tax exemptions works to 100.0% Income Tax exemption on export income for SEZ units under Section 10AA of the Income Tax Act for first 5 years, 50.0% for next 5 years thereafter and 50.0% of the ploughed back export profit for next 5 years.

In addition, the subsidiaries incorporated in Mauritius are eligible for partial exemption of 80% of the income subject to fulfilment of certain conditions.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand, and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand, and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina, and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar, and South African Rand and Namibian dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US dollar, Namibian dollar against the US dollar and the South African Rand against the US dollar for the periods indicated:

	For the Six Months Ended September 30,
	2020		2021
	(Per US Dollar)
Indian Rupees	₹	74.85	₹	73.89
Namibia Dollars	NAD	17.44	NAD	14.35
South African Rand	ZAR	17.44	ZAR	14.35

Source: Oanda.com

The average exchange rate of the Indian Rupee against the US dollar was ₹ 74.85 per US dollar during the six months ended September 30, 2020 and ₹ 73.89 per US dollar during the six months ended September 30, 2021, appreciation of 1%.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our operating results as a percentage of revenue for the six months ended September 30, 2020 and 2021:

	For the Six Months Ended September 30,
	2020	2021
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(76.9)	(66.9)
Gross profit	23.1	33.1
Other operating income	1.7	1.3
Distribution cost	(2.3)	(3.0)
Administration expenses	(4.0)	(3.8)
Operating profit	18.5	27.7
Investment income	4.3	2.0
Finance costs	(7.2)	(4.1)
Profit before taxes	15.6	25.6
Tax expense	(7.5)	(6.4)
Profit for the period	8.1	19.2
Profit attributable to:
Equity holders of the parent	4.5	15.3
Non-controlling interest	3.6	3.9

Comparison of the six months ended September 30, 2020 and September 30, 2021

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from ₹ 364,907 million during the six months ended September 30, 2020 to ₹ 581,527 million ($7,842 million) during the six months ended September 30, 2021, an increase of ₹ 216,620 million, or 59%. This was primarily driven by higher commodity prices, higher volumes at Aluminium, Zinc Business, Oil & Gas, Iron, and copper business, partially offset by lower availability and capacity charges at TSPL.

Other operating income increased from ₹ 6,152 million during the six months ended September 30, 2020 to ₹ 7,675 million ($103 million) during the six months ended September 30, 2021, an increase of ₹ 1,523 million or 25%.

Operating profit increased from ₹ 67,453 million during the six months ended September 30, 2020 to ₹ 161,109 million ($2,172 million) during the six months ended September 30, 2021, an increase of ₹ 93,656 million. This was primarily driven by higher price realisations and volumes at Aluminium, cairn, and Zinc Business, offset by higher input commodity price. Operating profit margin increased from 18.5% during the six months ended September 30, 2020 to 27.7% during the six months ended September 30, 2021.

Other factors impacting the operating profit (excluding depreciation/depletion) were as follows:

•

Cost of sales increased from ₹ 242,192 million during the six months ended September 30, 2020 to ₹ 348,221 million ($4,696 million) during the six months ended September 30, 2021, an increase of ₹ 106,028 million. Cost of sales increased primarily due to higher input commodity price at Zinc, Aluminium, Iron and Steel business.

•

Distribution costs increased from ₹ 8,283 million during the six months ended September 30, 2020 to ₹ 17,242 million ($232 million) during the six months ended September 30, 2021, an increase of ₹ 8,959 million.

•

Administration expenses increased from ₹ 13,690 million in the six months September 30, 2020 to ₹ 20,908 million ($282 million) during the six months ended September 30, 2021, an increase of ₹ 7,218 million, or 53%.

Zinc India

Revenue in the Zinc India segment increased from ₹ 93,428 million during the six months ended September 30, 2020 to ₹ 122,198 million ($1,648 million) during the six months ended September 30, 2021, an increase of ₹ 28,770 million, or 30.8%. The increase was primarily on account of higher Zinc and Lead LME and higher premiums as well as higher silver prices. This increase was partially offset by decrease in silver Sales. Specifically:

•

The daily average zinc cash settlement price on the LME increased from $2,154 per ton during the six months ended September 30, 2020 to $2,955 per ton during the six months ended September 30, 2021, an increase of 37.2%.

•

Zinc ingot production increased from 338 kt during the six months ended September 30, 2020 to 350 kt during the six months ended September 30, 2021. Zinc ingot sales increased from 344 kt during the six months ended September 30, 2020 to 352 kt during the six months ended September 30, 2021, an increase of 2.3%, in line with production.

•

Zinc ingot sales in the domestic market increased from 182 kt during the six months ended September 30, 2020 to 237 kt during the six months ended September 30, 2021, an increase of 30.2%, due to the the nationwide lockdown as a result of the COVID-19 pandemic contracting domestic demand (April to August 2020). Export sales decreased from 161 kt during the six months ended September 30, 2020 to 115 kt during the six months ended September 30, 2021, a decrease of 28.6%.

•

The daily average lead cash settlement price on the LME increased from $1,776 per ton during the six months ended September 30, 2020 to $2,237 per ton during the six months ended September 30, 2021, an increase of 25.9%.

•

Lead ingot production decreased from 101 kt during the six months ended September 30, 2020 to 95 kt for the six months ended September 30, 2021, a decrease of 5.9%. Lead ingots sales decreased from 102 kt during the six months ended September 30, 2020 to 95 kt during the six months ended September 30, 2021, a decrease of 7 kt or 6.9%.

•

Silver ingot production decreased from 320 tons during the six months ended September 30, 2020 to 313 tons during the six months ended September 30, 2021, a decrease of 2.2%. Silver in high silver lead production increased from 0.53 moz during the six months ended September 30, 2020 to 0.65 moz during the six months ended September 30, 2021, an increase of 22.6%. The increase was in line with the higher lead production and higher concentrate inventory. The daily average silver LBMA price marginally increased from $20.4/oz to $25.5/oz, an increase of 24.7% during the six months ended September 30, 2021 compared to the six months ended September 30, 2020. Sale of silver ingots decreased from 348 tons during the six months ended September 30, 2020 to 312 tons during the six months ended September 30, 2021, a decrease of 10.3%.

Operating profit in the Zinc India segment increased from ₹ 33,016 million during the six months ended September 30, 2020 to ₹ 53,511 million ($722 million) during the six months ended September 30, 2021, an increase of ₹ 20,495 million, or 62.1%. The increase was primarily on account of higher Zinc, Lead and Silver prices. As a result, operating margin increased from 35.3% during the six months ended September 30, 2020 to 43.8% during the six months ended September 30, 2021.

Zinc International

Revenue in the Zinc International segment increased from ₹ 10,058 million during the six months ended September 30, 2020 to ₹ 21,636 million ($292 million) during the six months ended September 30, 2021, an increase of ₹ 11,578 million or 115.1%. The increase was primarily due to higher sales volume and LME.

Specifically:

•

Skorpion remained under care and maintenance following multiple slope failures and geotechnical instabilities in FY20. Geotechnical modelling and studies continue to look at feasible ways to make the pit safe for mining operations which allows for the extraction of the remainder of the accessible ore.

•

Production of mined metal in concentrate from the BMM mines increased from 28 kt during the six months ended September 30, 2020 to 31 kt during the six months ended September 30, 2021, an increase of 3 kt or 12%, due to significantly higher mining and tonnes treated partly offset by lower grades and recoveries.

•

Production of Zinc metal-in-concentrate (“MIC”) from Gamsberg increased to 85 kt for the six months ended September 30, 2021 from 60 kt for the six months ended September 30, 2020, primarily due to higher throughput. Also, H1 FY21 production was impacted by COVID-19 restrictions.

•

The daily average zinc cash settlement price on the LME increased from $2,154 per ton during the six months ended September 30, 2020 to $2,955 per ton during the six months ended September 30, 2021, an increase of 37.2%.

•

The daily average lead cash settlement price on the LME increased from $1,776 per ton during the six months ended September 30, 2020 to $2,237 per ton during the six months ended September 30, 2021, an increase of 25.9%.

Profitability in the Zinc International segment increased from an operating profit of ₹ 1,832 million during the six months ended September 30, 2020 to operating profit of ₹ 4,615 million ($62 million) during the six months ended September 30, 2021, an increase of ₹ 2,783 million or 151.8%. The increase is mainly driven by higher volumes and commodity prices.

Oil and Gas

Revenue in the oil and gas segment increased from ₹ 30,555 million during the six months ended September 30, 2020 to ₹ 53,771 million ($725 million) during the six months ended September 30, 2021, an increase of ₹ 23,216 million, or 76.0%, primarily due to increase in oil Brent price.

Specifically:

•

Gross oil and gas production increased from 29.6 mmboe during the six months ended September 30, 2020 to 30.4 mmboe during the six months ended September 30, 2021, an increase of 2.7%. Working interest oil and gas production increased from 18.4 mmboe during the six months ended September 30, 2020 to 19.5 mmboe during the six months ended September 30, 2021, an increase of 5.9%.

•	Entitlement interest sales decreased from 12.3 mmboe during the six months ended September 30, 2020 to 10.9 mmboe during the six months ended September 30, 2021.

•

The daily average oil and gas cash settlement price on the European Brent increased from $36.5 per boe during the six months ended September 30, 2020 to $71.2 per boe during the six months ended September 30, 2021, an increase of 95.1%.

Operating profit in the oil and gas segment increased from ₹ 2,366 million during the six months ended September 30, 2020 to ₹ 13,541 million ($183 million) during the six months ended September 30, 2021, an increase of ₹ 11,175 million or 472.1%. The increase in operating profit for the period was mainly due to higher volumes and oil prices realisation for six month ended September 30, 2021.

Iron Ore

Revenue increased from ₹ 15,166 million during the six months ended September 30, 2020 to ₹ 30,680 million ($414 million) during the six months ended September 30, 2021, an increase of ₹ 15,514 million, or 102.3%. The increase was primarily due to higher sales volumes and higher realisations. Specifically:

•	Iron ore production marginally increased from 2.4 million tons during the six months ended September 30, 2020 to 2.8 million tons during the six months ended September 30, 2021.

•	Iron ore sales increased from 2.5 million tons during the six months ended September 30, 2020 to 3 million tons during the six months ended September 30, 2021.

•	The production of pig iron increased from 295 kt for the six months ended September 30, 2020 to 410 kt for the six months ended September 30, 2021, an increase of 38.9%.

Operating profit of increased from ₹ 3,494 million during the six months ended September 30, 2020 to ₹ 12,095 million ($163 million) during the six months ended September 30, 2021, an increase in the profit by ₹ 8,601 million or 246.1%. The increase in profit was on account of higher sales volume and higher market realization at pig iron business and Iron Ore Karnataka division.

Copper

Revenue in the copper segment increased from ₹ 42,813 million for the six months ended September 30, 2020 to ₹ 70,592 million ($952 million) for the six months ended September 30, 2021, an increase of ₹ 27,779 million, or 64.9%. Specifically:

•

Copper cathode production increased from 41kt during the six months ended September 30, 2020 to 58kt during the six months ended September 30, 2021, an increase of 17kt, or 41.5%. Copper cathode sales increased from 2.4kt during the six months ended September 30, 2020 to 5.7kt during the six months ended September 30, 2021.

•

Production of copper rods increased from 51kt during the six months ended September 30, 2020 to 53kt during the six months ended September 30, 2021, an increase of 2kt, or 4.2%. Copper rod sales increased from 54kt during the six months ended September 30, 2020 to 55 kt during the six months ended September 30, 2021, an increase of 1kt, or 1.9%. The increase in sales was in line of production.

•

Sales of copper in the Indian market increased from 55kt during the six months ended September 30, 2020 to 56kt during the six months ended September 30, 2021, an increase of 1kt, or 1.8%, and our exports increased to 5 kt.

•

The daily average copper cash settlement price on the LME increased from $5,956 per ton during the six months ended September 30, 2020 to $9,531 per ton during the six months ended September 30, 2021, an increase of 60.0%.

Operating loss in the copper segment increased from ₹ 1,454 million during the six months ended September 30, 2020 to operating loss of ₹ 2,190 million ($30 million) during the six months ended September 30, 2021, an increase of ₹ 736 million in operating loss, or 50.6%.

Aluminium

Revenue in the aluminium segment increased from ₹ 124,382 million during the six months ended September 30, 2020 to ₹ 223,820 million ($3,018 million) during the six months ended September 30, 2021, an increase of ₹ 99,438 million, or 79.9%, primarily driven by higher volumes and aluminum prices.

•	Aluminium production increased from 941 kt during the six months ended September 30, 2020 to 1,118 kt during the six months ended September 30, 2021, an increase of 177 kt, or 18.8%.

•	Aluminium sales increased from 948 kt during the six months ended September 30, 2020 to 1,110 kt during the six months ended September 30, 2021, an increase of 162 kt, or 17.1%.

•

Sales of aluminium ingots increased from 698 kt during the six months ended September 30, 2020 to 724 kt for the six months ended September 30, 2021, an increase of 26 kt or 3.7%. Rolled product sales increased from 11 kt during the six months ended September 30, 2020 to 16 kt during the six months ended September 30, 2021, an increase of 4 kt, or 39%. Wire rod and billet sales increased from 239 kt during the six months ended September 30, 2020 to 371 kt during the six months ended September 30, 2021, an increase of 131 kt, or 55.2%.

•

Aluminium sales in the domestic market marginally increased from 263 kt during the six months ended September 30, 2020 to 276 kt during the six months ended September 30, 2021, an increase of 12 kt, or 4.9%. Aluminium exports increased from 684 kt during the six months ended September 30, 2020 to 834 kt during the six months ended September 30, 2021, an increase of 150 kt or 21.9%. Vedanta Limited’s domestic sales as a percentage of total sales decreased from 27.8% during the six months ended September 30, 2020 to 24.8% during the six months ended September 30, 2021.

•

The daily average aluminium cash settlement price on the LME increased from $1,604 per ton during the six months ended September 30, 2020 to $2,528 per ton during the six months ended September 30, 2021, an increase of 57.6%.

•	The benchmark Japanese premium increased from $76 per ton during the six months ended September 30, 2020 to $165 per ton during the six months ended September 30, 2021, an increase of $89.

Operating profit in the aluminium segment increased from ₹ 22,305 million during the six months ended September 30, 2020 to operating profit of ₹ 74,602 million ($1,006 million) during the six months ended September 30, 2021, an increase of ₹ 52,297 million or 234.5%. This increase was primarily due to higher price realization and volumes, partially offset by higher cost.

Power

Revenue in the power segment decreased from ₹ 28,784 million during the six months ended September 30, 2020 to ₹ 25,006 million ($337 million) during the six months ended September 30, 2021, a decrease of ₹ 3,778 million or 13.1%. Specifically:

•

Power sold decreased from 5,843 million units during the six months ended September 30, 2020 to 5,621 million units during the six months ended September 30, 2021. The Jharsuguda 600 MW power plant operated at a Plant Load Factor (“PLF”) of 55% in six months ended September 30, 2021, as compared to PLF of 61% in six months ended September 30, 2020. At TSPL, the sale of power increased to 3,418 million units during the six months ended September 30, 2021 from 3,310 million units during the six months ended September 30, 2020. The PPA with the state of Punjab in India compensates Vedanta Limited based on the availability of the plant. The 300 MW BALCO independent power plant (“IPP”) unit operated at a lower PLF of 60% during the six months ended September 30, 2021 compared to 68% during the six months ended September 30, 2020. Vedanta Limited has received an order dated January 01, 2019 from CSERC for the conversion of one of the two 300 MW power plants from an IPP to a captive power plant (“CPP”). The operations of Madras Aluminium Company Limited’s (“MALCO”) power plant has been suspended for care and maintenance since May 26, 2017 due to lower offtake from Telangana State Electricity Board.

•

The average power realisation price (excluding TSPL) for the six months ended September 30, 2020 and the six months ended September 30, 2021 was ₹ 3.14 per unit and ₹ 3.16 per unit, respectively. The average power realisation price for TSPL for the six months ended September 30, 2020 and the six months ended September 30, 2021 was ₹ 3.10 per unit and ₹ 3.76 per unit, respectively, based on the plant availability factor.

•

The average power generation cost (excluding TSPL) for the six months ended September 30, 2020 and the six months ended September 30, 2021 was ₹ 2.16 per unit and ₹ 2.24 per unit, respectively. The average power generation cost for TSPL for the six months ended September 30, 2020 and the six months ended September 30, 2021 was ₹ 2.21 per unit and ₹ 2.92 per unit, respectively, based on the plant availability factor.

Operating profit in the power segment decreased from ₹ 5,804 million during the six months ended September 30, 2020 to ₹ 3,221 million ($ 43 million) during the six months ended September 30, 2021, a decrease of ₹ 2,583 million or 44.5%.

Others

The “Others” segment is largely dominated by our steel business.

Revenue from steel business increased from ₹ 18,812 million during the six months ended September 30, 2020 to ₹26,844 million ($362 million) during the six months ended September 30, 2021, an increase of ₹ 8,033 million, or 42.7%. The increase was mainly on account of higher sales realisations. Specifically:

•

Pig iron production decreased from 110 kt during the six months ended September 30, 2020 to 90 kt during the six months ended September 30, 2021, a decrease of 20 kt or 18.2%. The sale of pig iron decreased from 112 kt during the six months ended September 30, 2020 to 90 kt during the six months ended September 30, 2021, a decrease of 22 kt or 19.6%.

•

Billet production decreased from 135 kt during the six months ended September 30, 2020 to 84 kt during the six months ended September 30, 2021. The sale of billet decreased from 137 kt during the six months ended September 30, 2020 to 85 kt during the six months ended September 30, 2021, a decrease of 52 kt.

•

The production of thermo mechanically treated (“TMT”) increased from 95 kt during the six months ended September 30, 2020 to 155 kt during the six months ended September 30, 2021, an increase of 59 kt or 62.1%. The sale of TMT increased from 118 kt during the six months ended September 30, 2020 to 150 kt during the six months ended September 30, 2021, an increase of 32 kt or 27.1%.

•

The production of wire rod increased from 140 kt during the six months ended September 30, 2020 to 183 kt during the six months ended September 30, 2021, an increase of 43 kt or 30.7%. The sale of wire rod increased from 154 kt for the six months ended September 30, 2020 to 173 kt for the six months ended September 30, 2021, an increase of 19 kt or 13%.

•

The production of ductile iron (“DI”) pipe increased from 47 kt during the six months ended September 30, 2020 to 72 kt during the six months ended September 30, 2021, an increase of 25 kt or 52%. The sale of DI pipe increased from 55 kt during the six months ended September 30, 2020 to 68 kt during the six months ended September 30, 2021, an increase of 13 kt or 23.6%.

Operating profit for steel business decreased from ₹ 1,632 million during the six months ended September 30, 2020 to ₹ 1,161 million

($16 million) during six months ended September 30, 2021, a decrease of ₹ 471 million or 28.9%. This was driven by increased sales realization partially offset by increased cost.

Investment Revenue

Investment revenue decreased from ₹ 15,659 million during the six months ended September 30, 2020 to ₹ 11,753 million ($158 million) during the six months ended September 30, 2021, a decrease of ₹ 3,906 million, or 24%. This was mainly due to mark to mark (MTM) movements on investments.

Finance costs

Finance costs decreased from ₹ 26,224 million during the six months ended September 30, 2020, to ₹ 23,751 million ($320 million) during the six months ended September 30, 2021, a decrease of ₹ 2,473 million or 9%. This was primarily due to lower average borrowings.

Tax expense

Net tax expense was ₹ 37,503 million for the six months ended September 30, 2021, an increase of ₹ 10,298 million or 38% from ₹ 27,205 million for the six months ended September 30, 2020. Net current tax expense was ₹ 27,558 million for the six months ended September 30, 2021, an increase of ₹ 18,704 million from ₹ 8,854 million for the six months ended September 30, 2020. Net deferred tax expense was ₹ 9,945 million for the six months ended September 30, 2021, compared to a net deferred tax expense of ₹ 18,351 million for the six months ended September 30, 2020. The effective tax rate was 25% for the six months ended September 30, 2021, compared to 48% for the six months ended September 30, 2020.

During the previous year, consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilized by the Company leading to a deferred tax charge of ₹ 12,831 million in the half year ended September 30, 2020.

Non-controlling interest

Profit attributable to non-controlling interest increased from ₹ 13,094 million during the six months ended September 30, 2020, to ₹ 22,579 million ($304 million) during the six months ended September 30, 2021, an increase of ₹ 9,485 million, or 72%. Non-controlling interest as a percentage of profit was at 20% for six months ended September 30, 2021.

Liquidity and Capital

As of September 30, 2021, we had cash and short-term investments and deposits (excluding restricted cash) totaling ₹ 309,939 million ($ 4,179 million), short term borrowings of ₹ 136,634 million ($ 1,842 million) and long-term borrowings of ₹ 372,810 million ($ 5,027 million). On a standalone basis, Vedanta Limited had cash and short-term investments totaling ₹ 20,453 million ($ 276 million) and borrowings of ₹ 304,640 million ($ 4,108 million). The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2020		2021	2021
	(₹ in million)		(₹ in million)	(US Dollars in million)
Net cash provided by/ (used in):
Operating activities	₹	125,621	₹ 125,779	$1,695
Investing activities	₹	(101,009)	₹ (800)	$(10)
Financing activities	₹	1,700	₹ (125,847)	$(1,697)

Net Cash Provided by Operating Activities

Net cash from operating activities was ₹ 125,779 million ($1,695 million) during the six months ended September 30, 2021, as compared to net cash from operating activities of ₹ 125,621 million during the six months ended September 30, 2020. Net increase in cash flows from operating activities was mainly due to following reasons:

•

Net purchases of investment in short term investments of ₹ 10,007 million ($135 million) in the six months ended September 30, 2021 compared to net proceeds from short term investments of ₹ 81,545 million in the six months ended September 30, 2020.

•

Cash used in operating assets and liabilities (working capital) in the six months ended September 30, 2021, was ₹ 36,940 million ($500 million) compared to cash used of ₹ 37,249 million in the six months ended September 30, 2020.

•	Interest received of ₹ 13,791 million ($186 million) in the six months ended September 30, 2021, compared to ₹ 16,039 million in the six months ended September 30, 2020.

•	Income tax net payment of ₹ 18,840 million ($254 million) in the six months ended September 30, 2021, compared to income tax payment of ₹ 10,494 million in the six months ended September 30, 2020.

•	Interest paid of ₹ 28,717 million ($387 million) in the six months ended September 30, 2021, compared to ₹ 29,855 million in the six months ended September 30, 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 800 million ($10 million) during the six months ended September 30, 2021, as compared to net cash used in investing activities of ₹ 101,009 million during the six months ended September 30, 2020. Increase in net cash used in investing activities was due to:

•

Net cash proceeds from short term deposits of ₹ 26,868 million ($363 million) in the six months ended September 30, 2021, as compared to net cash invested in short term deposits of ₹ 32,528 million during the six months ended September 30, 2020.

•

Increase in cash used in our expansion projects and in exploration to ₹ 45,488 million ($613 million) in the six months ended September 30, 2021, as compared to ₹ 29,021 million in the six months ended September 30, 2020.

•	Cash used in our acquisition of subsidiary ₹ 447 million in the six months ended September 30, 2020, as compared to nil for the current period.

•

Increase in net restricted cash and cash equivalents by ₹ 5 million ($0 million) in the six months ended September 30, 2021, as compared to increase of ₹ 9 million in the six months ended September 30, 2020.

•

Net cash inflow on account of loans to related parties by ₹ 16,102 million ($217 million) in the six months ended September 30, 2021, as compared to net outflow of ₹ 39,373 million in the six months ended September 30, 2020.

Net Cash generated from/ (used in) Financing Activities

Net cash used in financing activities was ₹ 125,847 million ($ 1,697 million) during the six months ended September 30, 2021, compared to net cash generated from financing activities of ₹ 1,700 million in the six months ended September 30, 2020 primarily on account of:

•

Net cash repayment of long term and short-term debts (other than working capital, acceptances, and related party debt) of ₹ 57,123 million ($ 770 million) in the six months ended September 30, 2021, as compared to net cash proceeds from ₹ 105,438 million in the six months ended September 30, 2020.

•

Net cash on account of repayment of working capital loan and proceeds from acceptances of ₹ 829 million ($ 11 million) in the six months ended September 30, 2021, as compared to net cash used for repayment of ₹ 77,622 million in the six months ended September 30, 2020.

•

Payment of dividend to non-controlling interest was nil for the current period as compared to payment of dividend to non-controlling interests of ₹ 24,456 million in the six months ended September 30, 2020.

•	Payment of dividend to equity holders of company of ₹ 68,454 million ($923 million) in the six months ended September 30, 2021 as compared to nil for the previous period.

•	Payment of lease liabilities of ₹ 1,099 million ($15 million) in the six months ended September 30, 2021, as compared to payment of ₹ 1,660 million in the six months ended September 30, 2020

Off-Balance Sheet Arrangements

See “Note 15 of Notes to the consolidated financial statements”

Legal Proceedings

Proceedings related to the Imposition of Entry Tax

The Company and other group companies challenged the constitutional validity of the local statutes in the states of Chhattisgarh, Odisha and Rajasthan levying entry tax on the entry of goods brought into the states from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. The Supreme Court in its order rejected the compensatory nature of tax as a ground for challenge and left all other issues open for adjudication by regular benches hearing the matter.

Following the order of the nine-judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed a writ petition in the High Court of Rajasthan and Odisha. Hindustan Zinc Limited and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

On October 09, 2017, the Supreme Court held that States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of entry tax. The Company and its subsidiaries have amended their writ petitions in Orissa and Chattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a reply to petition in the Rajasthan High Court, whereby it has indicated that it does not intend to levy the entry tax on imported goods. The issue of discrimination has been remanded back to the High Courts for final adjudication.

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (SEZ) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under Section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,686 million ($ 257 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011, and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012, ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 29 million) until completion of the arbitration proceedings.

On April 09, 2013, we also filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently SSNP filed an application for an interim award of ₹ 2,020 million ($ 31 million) before the arbitral tribunal, which was not allowed.

The arbitration award has been pronounced, wherein the Tribunal has awarded an aggregate amount of ₹ 2,207 million ($34 million) to SSNP along with interest at the rate of 9% from the date of filing of claim before Arbitral Tribunal. We challenged the award before the High Court of Delhi under Section 34 of Arbitration Act which was dismissed by the court post which we filed an appeal under Section 37 of the Act. The court granted us a stay subject to the deposit of the award amount. The High Court of Delhi on August 30, 2018, dismissed our appeal under Section 37 of Act and vacated all interim orders passed by the court. Challenging the order of the High Court of Delhi, we filed a Special Leave Petition before the Supreme Court in which the court has partially granted us relief on the interest component. In the meantime, SSNP filed an execution application before the High Court alleging appropriation of money, which was deposited with the court, against which we filed an appeal to get a stay of execution. We subsequently filed a reply to the Execution Petition filed by SSNP in the High Court of Delhi for handing over the drawings, documents, and the Bank Guarantee by SSNP. Through an order on August 08, 2019, the registry was directed to release a sum of ₹ 347 million to SSNP out of the deposit of ₹ 920 million. The said amount of ₹ 347 million has been released in November 2019 and we have subsequently also filed a petition to recover the surplus deposit amount lying with the Registry, which would be heard in due course. In the meantime, SSNP also approached us for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 06, 2020, the High Court of Delhi recorded our submissions on refund of excess security deposited with the Registry and on the issue of release of drawings and documents as sought by us. In the meantime, SSNP filed an Execution First Appeal in the same enforcement petition before the High Court of Delhi. The Execution First Appeal has been part heard on November 26, 2020 and December 17, 2020. The aggregate award amount now stands revised at ₹ 2,970 million ($39.5 million) as of September 30, 2021.

In view of Covid-19, SSNP sought for virtual hearing of the Appeal, which was adjourned for September 06, 2021. On September 06, 2021, the matter was put up before the Delhi High Court, which was further adjourned to October 04, 2021, without any arguments on merit. The case is currently pending for hearing.

TSPL: Dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 01, 2008. TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges, Gross Calorific Value (GCV) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreements with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to the Supreme Court of India.

PSERC issued the final order on November 23, 2015, denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 03, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal before the Supreme Court. On March 07, 2018, the Supreme Court allowed TSPL’s appeal partially and dismissed cross appeals filed by PSPCL thereby allowing costs of coal washing, road transportation, unloading and shunting in energy charges payable by PSPCL. The claim amount involved is ₹ 9,650 million ($133 million). PSPCL has only paid ₹ 160 million to TSPL on account of washing charges. TSPL also filed a contempt petition against PSPCL before the Supreme Court for enforcement of its order dated March 07, 2018. The Supreme Court vide its order dated August 07, 2019, directed PSPCL to repay the amounts deducted from energy charge by taking notional figures related GCV and Cost of Coal within eight weeks. PSPCL has paid approximately ₹ 10,000 million on this account.

However, PSPCL did not pay the complete amount due and withheld a portion of the amount. On November 13, 2019, TSPL filed a second contempt petition for the recovery of the remaining amounts. PSPCL filed counter affidavit in reply to the second contempt petition. TSPL filed rejoinder to the counter affidavit.

On March 07, 2020, PSPCL filed an application to submit an additional document (namely, expert opinion regarding coal washing). On August 14, 2020, PSPCL filed an affidavit seeking extension of time for reconciliation of amounts due towards energy charges. On October 14, 2020, PSPCL filed an application for permission to file additional documents/ additional facts. On February 04, 2021, PSPCL filed an affidavit stating that all the payments have been made in compliance of the Supreme Court Order and as per computations of PSPCL. On March 06, 2021, PSPCL also filed a note of arguments stating that they have paid only 83% of the claimed amount by TSPL.

Finally, on March 09, 2021, the Supreme Court has disposed off the matter in favour of TSPL directing PSPCL to clear all the arrears as on date as understood by TSPL in two instalments, i.e., on or before March 31, 2021 and May 31, 2021, including interest or any other component which is admissible as per the contract inter se the parties and as per the orders of the Supreme Court. Subsequently, PSPCL has paid ₹ 3,750 million ($ 51 million) till March 31, 2021 on the basis of the Supreme Court order.

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012, on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012, and the Ministry of Environment, Forest and Climate Change (“MoEFCC”) suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 05, 2012, suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013, directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007, as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MoEFCC has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014, directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under Section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 07, 2018, wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018, until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act. The government of Goa filed a review petition against the said judgment dated February 07, 2018.

Subsequent to the aforesaid judgement, we filed a representation before the State Government of Goa seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of the Amendment Act were deemed to be granted for a tenure of 50 years. The government of Goa did not consider the representation citing the Supreme Court’s judgment in place in respect of the issue. We challenged the government of Goa’s stance before the High Court of Bombay at Goa by way of a writ petition which was also rejected on the same basis as per the earlier Supreme Court of India’s judgment. We thereafter challenged the order of the High Court of Bombay through a special leave petition and separately, also filed a review petition before the Supreme Court of India. The Supreme Court of India has allowed our review petition to be tagged with the government of Goa’s review petition. The review petition was disposed off on the grounds of limitation on July 09, 2021, and the special leave petition was dismissed on September 07, 2021.

Separately, the Expert Committee has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of judgment dated February 07, 2018. The Expert Committee Report is yet to be accepted and the matter is pending before the Supreme Court.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 09, 2018 (Rejection Order). The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order which the Company withdrew after the NGT Order dated December 15, 2018, on account of redundancy of proceedings before this (TNPCB Appellate Authority) forum.

During the pendency of the appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant wherein the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019, set aside the NGT judgment dated December 15, 2018, on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Basis the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court of Madras did not grant any interim relief but proceeded to hear the matter on a regular basis as a specially ordered case. The petition was heard by the High Court from June 2019 to January 2020. On August 18, 2020, the Division Bench of the High Court dismissed all the writ petitions filed by the Company. Vedanta Limited had filed SLP in Supreme Court challenging the impugned orders of the division Bench of the Madras High Court that had upheld the closure orders passed by the TNPCB and the State of TN in respect of the Copper Smelter Unit in Tuticorin. The SLP was admitted on August 31, 2020, wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020, wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an IA was filed by Vedanta Limited. The Matter was then listed on December 02, 2020, before Supreme Court wherein after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, it was decided that the matter would be finally heard on merits. The matter was mentioned before the Supreme Court on March 18, 2021, wherein the Court ordered for the matter to be listed on August 17, 2021. Since August 17, 2021, the matter has appeared in the advance list (computer generated) on several dates, however, it did not get listed on the said dates in the main list. The matter is currently pending hearing.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEFCC. Thereafter, we made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEFCC wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEFCC and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further, the TNPCB issued orders on June 07, 2018, directing the withdrawal of the consent to establish for the expansion project, which was initially valid until December 31, 2022. We filed a writ petition in Madurai Bench of Madras High Court challenging the withdrawal of land allotment for expansion project by SIPCOT wherein the HC on October 03, 2018, passed an order granting an interim stay on the withdrawal of land allotment and currently the stay continues.

Proceedings relating to the challenge against the consent to operate and environmental clearance for ESL.

Post-acquisition, ESL’s consent to operate the greenfield integrated steel plant at Bokaro was not renewed by the JSPCB following its expiry in December 2017. A writ petition was filed by ESL before the Jharkhand High Court against the orders issued by the JSPCB of rejecting ESL’s application for the renewal of its consent to operate.

The MoEFCC issued an order on September 20, 2018, revoking the environment clearance of ESL, which was also challenged before the Jharkhand High Court in a separate writ petition. The Jharkhand High Court granted a stay against MoEFCC and JSPCB orders and allowed the plant operations to continue, while allowing ESL to apply for statutory clearance without prejudice to its rights and contentions.

Pursuant to this order ESL has applied for a forest diversion proposal on October 04, 2018, without prejudice to its rights. Based on the consent of all parties, the plant continued operations under HC orders. On September 16, 2020, the Jharkhand High Court passed an order that the plant operations were to continue only until September 23, 2020 (the “September 2020 Jharkhand High Court Order”). ESL filed a special leave petition before the Supreme Court of India and in an urgent hearing on September 22, 2020, the Supreme Court of India granted ESL a stay of the September 2020 Jharkhand High Court Order and granted ESL permission to continue operating the plant until further orders from the Supreme Court of India. A Jharkhand High Court petition has also been filed by ESL challenging some alleged violations by ESL on the terms of reference. An application has been filed for withdrawal of the petition challenging the terms of reference condition as Expert Appraisal Committee (“EAC”). MoEFCC was unable to proceed with recommendation of the Environmental Clearance (“EC”) due to pendency of the case.

Meanwhile, MoEFCC vide its letter dated December 17, 2019, granted an ex-post facto in-principle approval for diversion of forest land under Forest Conservation Act, 1980 with certain penal conditions for compliance. With regards to the ESL application made for environmental clearance, Terms of Reference has been granted by the MoEFCC on August 25, 2020. Public hearing relating to the grant of EC was concluded in favour of ESL on December 16, 2020.

The EAC meeting in regard to the proposal was held and EAC in its 41st meeting on July 29, 2021, wherein it was recommended that the EC be granted to ESL with conditions (including Forest Clearance).

However, MoEFCC vide its letter dated August 25, 2021, rejected “as of now” the grant of EC to ESL due to stay on the Standard Operating Procedure (“SOP”) issued by MoEFCC for EC violation cases by Madras High Court (Madurai Bench), it has also been clarified in the letter that once the SOP is upheld or stay is vacated, the recommendation will be considered without going to the EAC again.

An application has been filed in the matter which is pending before the Supreme Court of India against the rejection of EC. The Interlocutory Application was listed for arguments on October 22, 2021, and the order has been reserved for pronouncement.

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited—oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn (our oil and gas business) filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC was valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn requested an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030.

In view of response delay from MoPNG, a writ petition was filed by Cairn on December 11, 2015, seeking relief from the High Court of Delhi. In the interim, GoI issued a policy that purportedly applied to RJ – PSC as well that entitled GoI to an addition 10% profit petroleum. The Single Bench of High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. GoI filed an appeal against the said order before the division bench of the High Court of Delhi. The Division Bench, on March 26, 2021, allowed the appeal of GoI and upheld the Extension Policy. Vedanta Limited on June 30, 2021, filed a Special Leave Petition in the Supreme Court of India against the order dated March 26, 2021. Cairn has paid enhanced amount of 10% PP to GoI for the period May 15, 2020, to September 30, 2021.

GoI has been issuing ad hoc extensions to Vedanta Limited to continue its operations in the Rajasthan Block with effect from May 15, 2020 and is currently valid till January 31, 2022. The Special Leave Petition has not been heard yet.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively which have now been admitted and are pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI challenged the Amalgamation and Reorganization Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The said challenge before the High Court of Bombay, Goa bench now stands dismissed.

Ravva Joint Venture arbitration proceedings:

ONGC Carry

Cairn (our oil and gas business) along with other joint operation partners (the “Contractor Parties”) is involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production, and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted, and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court, the next appellate court in Malaysia, i.e., Malaysian Court of Appeal and final appellate court, i.e., the Federal Court of Malaysia. Further, Vedanta Limited also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

In the interim, GOI directed Oil Marketing companies to pay the Sale proceeds from the block directly to GOI. Vedanta challenged the said directive before the Delhi High Court. The Court as an interim measure directed that the OMCs deposit the sale proceeds in the Court and granting Vedanta liberty to seek withdrawal of the amounts from the Court upon furnishing a BG of commensurate value. The interim arrangement is to continue until further orders. The GOI has filed an interim application for seeking direction for deposit in Court by the OMCs of an additional amount of $ 87 million (Vedanta’s share of $ 56 million and ROS share of $ 31 million) towards interest on the alleged short payment of profit petroleum. The Hon’ble Delhi High Court vide its order dated May 28, 2020, has directed that all future sale proceeds of Ravva Crude with effect from June 5, 2020, be paid directly to Vedanta Limited by the OMCs. The interim application filed by GOI and the ONGC Carry matter is next listed for hearing on December 14, 2021.

Erstwhile Cairn India Limited: Income tax

In 2014, the income tax department issued a notice to erstwhile Cairn India Limited (subsequently merged with Vedanta Limited) for ₹ 204,947 million (including interest of ₹ 102,473 million) holding the Company as ‘assessee in default’ as per Section 201 of Income-tax Act, 1961 pertaining to retrospective taxation for sale of shares in Cairn Limited by Cairn Energy Plc, UK, and its affiliate Cairn UK Holdings Limited (“CUHL”). The Group has challenged this demand which is currently sub-judice in various forums.

Separately, CUHL, on whom the primary liability of income tax lies, received an order from the ITAT affirming a demand of ₹ 102,473 million but reducing the interest portion. Against this demand, the Tax authorities have recovered ₹ 58,580 million from the CUHL, reducing the liability to ₹ 43,890 million.

In August 2021, the Indian Government has passed a law to scrap such retrospective taxes, subject to certain terms and conditions which the Group is in the process of complying. Accordingly, the Group believes that it has strong merits and the likelihood of any financial outflow on this account is expected to be remote.

Proceedings relating to the cost pass through of the installation and operating costs of flue gas desulphurization units.

The MoEFCC issued the Environment (Protection) Amendment Rules 2015 vide notification dated December 07, 2015 to implement new emission norms in all thermal power plants in India. The timeline for TSPL to implement these norms as notified by CPCB was December 31, 2019. TSPL approached PSPCL since additional costs under change in law costs are to be transferred to PSPCL as per PPA, but no positive response was received from PSPCL. Thereafter, TSPL filed a petition before PSERC regarding approval and consequent tariff adjustment due to change in law event. PSERC passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL filed its appeal in APTEL challenging the order of PSERC. The amount involved for the capital cost of installation and operation of the FGD units is estimated at ₹ 10,000 million ($134 million) on account of capital cost for the FGD installation and operating costs ₹ 700 million per year ($9 million).

In its order dated August 28, 2020, APTEL approved the said notification including installation and operation of FGD and associated system for SOx emissions as well as installation and operation of SNCR and/or any other appropriate technology for NOx emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of additional capital cost to be incurred by TSPL and has directed PSERC to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for sulphur dioxide as approved by the concerned authority, after prudence check. Further, TSPL filed a caveat before Supreme Court of India. PSPCL has now filed an appeal from the order of the APTEL before the Supreme Court which is yet to be listed.

In the meantime, TSPL has applied to the Central Pollution Control Board (“CPCB”), Ministry of Power and the Central Electricity Authority (“CEA”) to grant an extension of the deadline to implement new emission norms. Separately, the Punjab State Government has also written to the central government requesting for extension of deadline for power plants in Punjab including TSPL’s plant. Further, the Supreme Court of India in a related matter, has also recorded the submissions made by the central government as well as the affidavits filed by various power plants that a more feasible date for FGD installations would be December 2022.

The State Pollution Control Board had issued a show-cause notice dated November 21, 2019, for non-compliance of directions issued by CPCB under section 5 of the Environment (Protection) Act, 1986 and accorded a personal hearing to TSPL. Upon TSPL’s hearing submission, the SPCB vide its letter dated November 27, 2019, disposed of the said show cause notice with recommendations to the CPCB to accept TSPL’s request for granting the extension for the installation of the FGD up to December 31, 2022.

On January 31, 2020, the CPCB issued a show cause notice for non-compliance with its directions under Section 5 of Environment (Protection) Act, 1986. TSPL has replied to the notice and submitted that the timelines issued were not feasible in nature as technical specifications were issued only in June 2018. TSPL, in its reply, has also requested for an extension of timeline for installation of FGD up till December 31, 2022.

On May 08, 2020, the CPCB issued a notice imposing imposed environmental compensation on TSPL in the amounts of ₹ 1,800,000 per unit per month for non-compliance to emission norms. On June 05, 2020, TSPL responded to the notice requesting CPCB to revoke the said notice and grant time extension. However, TSPL has deposited an environmental compensation of five months to CPCB under protest.

Later, CPCB vide notice dated October 16, 2020 and corrigendum dated November 04, 2020 extended the timeline for installation of FGD to February 28, 2021 for Unit 1, December 31, 2020 for Unit 2, and October 31, 2020 for Unit 3. Pursuant to the notice dated October 16, 2020 and corrigendum dated November 04, 2020 TSPL vide letter dated November 05, 2020 requested CPCB to refund the compensation paid by TSPL and grant timeline extension of 30 months from the date of commencement of work of FGD Project.

TSPL also filed an application for impleadment in the case of M.C. Mehta v UOI & Ors. and an application for directions before the Supreme Court for providing ad interim stay on the compensation and grant timeline extension for installation of FGD which is yet to be listed.

TSPL is in the process of retendering for FGD Project. However, as per the notification issued by MoEFCC dated March 31, 2021, the timeline for complying with the emission norms has been extended to December 31, 2024. TSPL vide letter dated April 14, 2021 and October 14, 2021 has requested CPCB to refund us the compensation paid by TSPL for the period of May 2020 to September 2020.

Arbitration proceedings related to DGH’s demand for excess Profit Petroleum as a result of audit exceptions in respect of the Rajasthan Block PSC.

DGH has notified the audit exceptions for the audit conducted during FY 2017-18 on January 29, 2020, wherein the original demand of $ 808 million as at March 2017 has been revised to $ 943 million as at March 2018 on account additional Profit Petroleum payable to GoI due to revised allocation methodology for common costs between development areas and disallowance of additional pipeline cost. Further, DGH has raised the demand of $ 530 million on account of ongoing cost oil divergence between Companies and ONGC (presently under arbitration). Henceforth, they have raised a total Gross demand of $ 1,473 million (Cairn net $ 1,031 million) up to March 2018 and levied interest thereon of $ 257 million (Cairn net $ 181 million).

Vedanta has initiated Arbitration proceedings against GoI in respect of the said demand and disputed other audit exceptions for the said years. The Tribunal had a first procedural hearing on October 24, 2020 on which Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on December 15, 2020 wherein it was directed that the GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, the GoI should continue to extend the tenure of the PSC on terms of current extension.

The GoI has challenged the said order before the Delhi High court which is now listed on November 17, 2021 and November 18, 2021.

The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated April 7, 2017, the OM dated February 1, 2013, as amended and audit exceptions notified for FY 2016-18. Tribunal’s Procedural Order dated September 23, 2021 dismissed the motion and ordered costs in favour of Vedanta Limited and CEHL. The costs are not payable until the end of the arbitration or further order in the meantime.

Further, on September 23, 2020 GoI filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The court has not been inclined to pass any ex-parte orders and the matter is now listed for hearing on February 21, 2022.

The next steps are to file a reply to counter claim and rejoinder to Statement of Defence filed by GOI.

Baker Arbitration

Vedanta Limited had entered into two development contracts in 2018 with Baker Hughes group (“Baker”) in relation to the MBA fields in Rajasthan block. On the notice of force majeure by Baker in respect of the services contract, Vedanta Limited as per its contractual right terminated the active call outs under the said contract. There is a dispute between the parties relating to the amount payable and whether only active call outs stand terminated or both contracts are terminated. Baker invoked arbitration under both the contracts in November 2020 claiming a total amount of $ 127 million, which is disputed by Vedanta Limited. Both the parties have appointed their respective arbitrators. As there was no consensus between the parties for appointment of presiding arbitrator, they approached Supreme Court under Section 11 of the Arbitration and Conciliation Act, 1996. The Supreme Court vide its order dated October 07, 2021, appointed the Presiding Arbitrator, who will now file declaration in terms of provisions of the Arbitration and Conciliation Act, 1996 before proceeding with the case.

Vedanta Limited has commenced proceedings against the GoI, which the GoI has disputed Vedanta Limited’s exercise of the call option to purchase its remaining 29.5% ownership interest in HZL.

Under the terms of the shareholders’ agreement between the GoI and Vedanta Limited, Vedanta Limited was granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. Vedanta Limited exercised the first call option on August 29, 2003. Arbitration is ongoing in relation to a dispute between the GoI and Vedanta Limited, with respect to Vedanta Limited’s exercise of its second call option to acquire the remaining shares in HZL held by the GoI, pursuant to the shareholders’ agreement between the parties. The GoI has refused to act upon the second call option, stating that Vedanta Limited’s second call option violates the provisions of the erstwhile Indian Companies Act, 1956, by restricting the right of the GoI to transfer its shares. The next date of hearing by the arbitral tribunal is still to be notified.

Separately, a writ petition was filed in March 2014 in the Supreme Court of India by the National Confederation of Officers Association questioning the decision of GoI to disinvest its 29.54% residual shareholding in HZL. The Supreme Court of India on January 19, 2016 ordered the status quo to be maintained with respect to the proposed disinvestment of the government’s interest in HZL until further orders are passed by the Supreme Court of India. On January 9, 2020, Vedanta Limited filed an early hearing application for the matter pending before the Supreme Court of India. On August 13, 2020, the Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue. The matter was heard before the Supreme Court on October 27, 2021, and the final order was passed on November 18, 2021. The Supreme Court through its order has allowed the GoI to go ahead with its proposal to divest its complete stake in HZL in the open market in accordance with the rules and regulations of the Securities and Exchange Board of India (“SEBI”) and held that HZL is no longer a Government company, and GoI is exercising its rights as a shareholder and no bar exists on the exercise of such a right by the GoI. The Supreme Court through the same judgment also directed CBI to register a regular case in relation to the process followed by the GoI for the disinvestment of HZL in the year 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 29, 2021

VEDANTA LIMITED

By:	/s/ Ajay Goel
Name:	Ajay Goel
Title:	Acting Chief Financial Officer